Exhibit 99.1

ANNUAL INFORMATION FORM

FOR HYDRO ONE INC.

FOR THE YEAR ENDED DECEMBER 31, 2015

March 22, 2016

TABLE OF CONTENTS

GLOSSARY	1

PRESENTATION OF INFORMATION	3

FORWARD-LOOKING INFORMATION	3

ELECTRICITY INDUSTRY OVERVIEW	6

General Overview	6
Overview of an Electricity System	6

THE ELECTRICITY INDUSTRY IN ONTARIO	6

Regulation of Transmission and Distribution	6
Transmission	7
Distribution	8
Recent Policy Changes and Legislative Amendments Affecting the Electricity Industry	8

RATE-REGULATED UTILITIES	10

Rate Applications in Ontario	10

CORPORATE STRUCTURE	11

Incorporation and Office	11
Corporate Structure and Subsidiaries	12

GENERAL DEVELOPMENT OF THE BUSINESS	13

Incorporation of Hydro One Limited and Acquisition of Hydro One Inc.	13
Spin-off of Hydro One Brampton Networks Inc.	13
Recapitalization of Hydro One Networks Inc. and Dividend to the Province	14
Agreement to Acquire Great Lakes Power Transmission LP	14

BUSINESS OF HYDRO ONE	14

Business Segments	14
Transmission Business	15
Distribution Business	18
Other Business	22
Review of Operations and Auditor General’s Report	23
First Nations and Métis Communities	23
Outsourced Services	23
Employees	23
Health, Safety and Environmental Management	24
Environmental Regulation	24
Insurance	25
Reorganizations	26

RISK FACTORS	26

DIVIDENDS	26

DESCRIPTION OF CAPITAL STRUCTURE	26

General Description of Capital Structure	26
Common Shares	26
Class A Preference Shares	27

CREDIT RATINGS	27

MARKET FOR SECURITIES	28

Trading Price and Volume	29

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TABLE OF CONTENTS

DIRECTORS AND OFFICERS	29

Directors and Executive Officers	29
Information Regarding Certain Directors and Executive Officers	35
Corporate Cease Trade Orders and Bankruptcies	35
Penalties or Sanctions	36
Conflicts of Interest	36
Indebtedness of Directors and Executive Officers	36

CORPORATE GOVERNANCE	36

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	37

Relationships with the Province and Other Parties	37

MATERIAL CONTRACTS	39

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	41

INTEREST OF EXPERTS	42

TRUSTEE AND REGISTRARS	42

ADDITIONAL INFORMATION	42

SCHEDULE “A” – STATEMENT OF EXECUTIVE COMPENSATION	42

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GLOSSARY

When used in this annual information form, the following terms have the meanings set forth below unless expressly indicated otherwise:

“$” or “dollar” means Canadian Dollars.

“Annual MD&A” means management’s discussion and analysis for Hydro One Inc. for the year ended December 31, 2015, as filed on SEDAR under Hydro One Inc.’s profile at www.sedar.com.

“Board” means the Board of Directors of Hydro One Inc.

“CDM” means conservation and demand management.

“common shares” means the common shares in the capital of Hydro One Inc.

“Council” has the meaning given to such term set out under “The Electricity Industry in Ontario - Recent Policy Changes and Legislative Amendments Affecting the Electricity Industry - Premier’s Advisory Council on Government Assets”.

“DBRS” has the meaning given to such term set out under “Credit Ratings”.

“Dealer Agreement” has the meaning given to such term set out under “Material Contracts”.

“Dealers” has the meaning given to such term set out under “Material Contracts”.

“Electricity Act” means the Electricity Act, 1998 (Ontario).

“Governance Agreement” means the governance agreement dated November 5, 2015 between Hydro One Limited and the Province.

“GWh” means gigawatt-hours.

“Haldimand Hydro” means Haldimand County Utilities Inc.

“Hydro One” or the “Company” have the meanings given to such terms set out under “Presentation of Information”.

“Hydro One Limited” has the meaning given to such term set out under “Presentation of Information”.

“Hydro One Inc.” has the meaning given to such term set out under “Presentation of Information”.

“IESO” means the Independent Electricity System Operator.

“kW” means kilowatt.

“management” has the meaning given to such term set out under “Presentation of Information”.

“Market Rules” means the rules made under section 32 of the Electricity Act that are administered by the IESO.

“Moody’s” has the meaning given to such term set out under “Credit Ratings”.

“NERC” has the meaning given to such term set out under “The Electricity Industry in Ontario – Regulation of Transmission and Distribution – IESO”.

“Norfolk Power” means Norfolk Power Inc.

“NPCC” has the meaning given to such term set out under “The Electricity Industry in Ontario – Regulation of Transmission and Distribution – IESO”.

“NYSE” means the New York Stock Exchange.

“OBCA” means the Business Corporations Act (Ontario).

“OEB” means the Ontario Energy Board.

“Ontario” or the “province” has the meaning given to such term set out under “Presentation of Information”.

“Ontario Energy Board Act” means the Ontario Energy Board Act, 1998 (Ontario).

“PCB” means polychlorinated biphenyls.

“Province” has the meaning given to such term set out under “Presentation of Information”.

“Redemption Date” has the meaning given to such term set out under “Description of Capital Structure – General Description of Capital Structure – Class A Preference Shares”.

“Reserve” means a “reserve” as that term is defined in the Indian Act (Canada).

“RRFE” has the meaning given to such term set out under “Business of Hydro One – Distribution Business – Regulation – Distribution Rates”.

“S&P” has the meaning given to such term set out under “Credit Ratings”.

“trust assets” has the meaning given to such term set out under “Interests of Management and Others in Material Transactions – Relationships with the Province and Other Parties – Transfer Orders”.

“Trust Indenture” has the meaning given to such term set out under “Material Contracts”.

“TSX” means the Toronto Stock Exchange.

“TWh” means terawatt-hours.

“Underwriting Agreement” has the meaning given to such term set out under “Material Contracts”.

“U.S. GAAP” means United States Generally Accepted Accounting Principles.

“Woodstock Hydro” means Woodstock Hydro Holdings Inc.

PRESENTATION OF INFORMATION

Unless otherwise specified, all information in this annual information form is presented as at December 31, 2015.

Capitalized terms used in this annual information form are defined under “Glossary”. Words importing the singular number include the plural, and vice versa, and words importing any gender include all genders. The Annual MD&A and the audited consolidated financial statements of Hydro One Inc. as at and for the year ended December 31, 2015, are specifically incorporated by reference into and form an integral part of this annual information form. Copies of these documents have been filed with the Canadian securities regulatory authorities and are available on SEDAR at www.sedar.com.

Unless otherwise noted or the context otherwise requires, references to “Hydro One” or the “Company” refer to Hydro One Inc. and its subsidiaries taken together as a whole. References to “Hydro One Limited” refer only to Hydro One Limited and references to “Hydro One Inc.” refer only to Hydro One Inc.

In addition, “Province” refers to the Province of Ontario as a provincial government entity, and “Ontario” or the “province” in lower case type refers to the Province of Ontario as a geographical area.

References to “management” in this annual information form mean the persons who are identified as executive officers of Hydro One Inc. and its subsidiaries, as applicable, in this annual information form. Any statements made by or on behalf of management are made in such persons’ respective capacities as executive officers of Hydro One Inc. and its subsidiaries, as applicable, and not in their personal capacities. See “Directors and Officers”.

This annual information form refers to certain terms commonly used in the electricity industry, such as “rate-regulated”, “rate base” and “return on equity”. For a description of these terms, see “Rate-Regulated Utilities”. Rate base is an amount that a utility is required to calculate for regulatory purposes, and refers to the net book value of the utility’s assets for regulatory purposes. Return on equity is a percentage that is set or approved by a utility’s regulator and represents the rate of return that a regulator allows the utility to earn on the equity component of the utility’s rate base.

In this annual information form, all dollar amounts are expressed in Canadian dollars unless otherwise indicated. All references to “$” or “dollars” refers to Canadian dollars. Hydro One Limited and Hydro One Inc. prepare and present their financial statements in accordance with U.S. GAAP.

FORWARD-LOOKING INFORMATION

Certain information in this annual information form contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information in this annual information form is based on current expectations, estimates, forecasts and projections about Hydro One’s business and the industry in which Hydro One operates and includes beliefs of and assumptions made by management. Such statements include, but are not limited to: projected future capital expenditures and the nature of those capital expenditures; expectations regarding allowed return on equity; expectations regarding the ability of the Company to recover expenditures in future rates; expectations regarding Hydro One’s current and anticipated plans for sustaining and development capital expenditures for its distribution and transmission systems; expectations regarding Hydro One’s expected load growth and the impact of Hydro One’s conservation and demand management requirements and targets; expectations regarding the ability to negotiate collective agreements consistent with rate orders and to maintain stable outsourcing arrangements; Hydro One’s relationship with the Province; expectations regarding the manner in which Hydro One will operate; and legal proceedings in which Hydro One is currently involved.

Words such as “aim”, “could”, “would”, “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Hydro One does not intend, and it disclaims any obligation to update any forward-looking information, except as required by law.

The forward-looking information in this annual information form is based on a variety of factors and assumptions including, but not limited to: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; no unfavourable changes in environmental regulation; Hydro One Inc. continuing to be eligible under Canadian securities laws to prepare its financial statements in accordance with U.S. GAAP; a stable regulatory environment; and no significant event occurring outside the ordinary course of business of Hydro One. These assumptions are based on information currently available to Hydro One, including information obtained by Hydro One from third-party sources. Actual results may differ materially from those predicted by such forward-looking information. While Hydro One does not know what impact any of these differences may have, Hydro One’s business, results of operations and financial condition may be materially adversely affected if any such differences occur. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

•

risks associated with the Province’s significant share ownership of Hydro One Inc.’s parent corporation and other relationships with the Province, including potential conflicts of interest that may arise between the Company, the Province and related parties;

•	regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders, actual performance against forecasts and capital expenditures;

•	the risk that previously granted regulatory approvals may be subsequently challenged, appealed or overturned;

•	the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;

•

the risk of exposure by the Company’s facilities to the effects of severe weather conditions, natural disasters or other unexpected occurrences for which the Company is uninsured or to which the Company could be subject to claims for damage;

•	public opposition to and delays or denials of the requisite approvals and accommodations for the Company’s planned projects;

•	the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;

•	the risks associated with information system security and with maintaining a complex information technology system infrastructure;

•	the risks related to the Company’s workforce demographic and its potential inability to attract and retain qualified personnel;

•	the risk of labour disputes and inability to negotiate appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;

•	risks that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;

•	risks associated with fluctuations in interest rates and failure to manage exposure to credit risk;

•	the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner;

•	the risk of non-compliance with environmental regulations or failure to mitigate significant health and safety risks and inability to recover environmental expenditures in rate applications;

•	the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

•	changes in benefits and changes in actuarial assumptions;

•

the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment and post-retirement benefits costs;

•

the potential that Hydro One may incur significant expenses to replace some or all of the functions currently outsourced if either of the Company’s agreements with Inergi LP or Brookfield Global Integrated Solutions are terminated or expire before a new service provider is selected;

•	the risks associated with economic uncertainty and financial market volatility;

•	the inability to prepare financial statements using U.S. GAAP; and

•	the impact of the ownership by the Province of lands underlying the Company’s transmission system.

Hydro One cautions you that the above list of factors is not exclusive. Some of these and other factors are discussed in more detail under the heading “Risk Management and Risk Factors” in the Annual MD&A. You should review such section in detail, including the matters referenced therein.

In addition, Hydro One cautions the reader that information provided in this annual information form regarding Hydro One’s outlook on certain matters, including potential future expenditures, is provided in order to give context to the nature of some of Hydro One’s future plans and may not be appropriate for other purposes.

ELECTRICITY INDUSTRY OVERVIEW

General Overview

The electricity industry is made up of businesses that generate, transmit, distribute and sell electricity. Hydro One’s business is focused on the transmission and distribution of electricity.

•	Transmission refers to the delivery of electricity over high voltage lines, typically over long distances, from generating stations to local areas and large industrial customers.

•	Distribution refers to the delivery of electricity over low voltage power lines to end users such as homes, businesses and institutions.

Overview of an Electricity System

The basic configuration of a typical electricity system showing electricity generation, transmission and distribution is illustrated in the following diagram:

Transmission and distribution networks are sometimes referred to as the “electricity grid” or simply “the grid”. For simplicity, the diagram above does not show customers directly connected to the transmission system or distributed generation sources or other distributors that may be connected to the distribution system.

THE ELECTRICITY INDUSTRY IN ONTARIO

Regulation of Transmission and Distribution

General

The Electricity Act and the Ontario Energy Board Act together establish the general legislative framework for Ontario’s electricity market. The activities of transmitters and distributors in Ontario are overseen by three main regulatory authorities: (i) the OEB, (ii) the IESO, and (iii) the National Energy Board.

Ontario Energy Board

The OEB is an independent and impartial public regulatory agency. The Ontario Energy Board Act provides the OEB with the authority to regulate Ontario’s electricity market, including the activities of transmitters and distributors.

The OEB has the following objectives in relation to the electricity industry:

•	to protect the interests of consumers with respect to prices and the adequacy, reliability and quality of electricity service,

•

to promote economic efficiency and cost effectiveness in the generation, transmission, distribution, sale and demand management of electricity and to facilitate the maintenance of a financially viable electricity industry,

•	to promote electricity conservation and demand management in a manner consistent with the policies of the Province, including having regard to the consumer’s economic circumstances,

•	to facilitate the implementation of a smart grid in Ontario, and

•

to promote the use and generation of electricity from renewable energy sources in a manner consistent with the policies of the Province, including the timely expansion or reinforcement of transmission systems and distribution systems to accommodate the connection of renewable energy generation facilities.

The OEB is responsible for, among other things, approving transmission and distribution rates in Ontario. It also approves the construction, expansion, or reinforcement of transmission lines greater than two kilometres in length, as well as mergers, acquisitions, amalgamations and divestitures involving distributors, transmitters and other entities which it licenses. The activities of transmitters and distributors are subject to the conditions of their licenses and a number of industry codes issued by the OEB. These codes and other requirements prescribe minimum standards of conduct and service for licensed participants in the electricity market.

IESO

The IESO manages the operation and reliability of Ontario’s bulk power system and administers the wholesale electricity market. It is governed by a board whose chair and directors are appointed by the Province. In 2015, the IESO merged with the Ontario Power Authority and assumed responsibility for integrated medium and long term power system planning in Ontario. The IESO also coordinates province-wide conservation efforts.

Transmitters and other wholesale market participants must comply with the Market Rules issued by the IESO. The Market Rules require transmitters to comply with mandatory North American reliability standards for transmission issued by the North American Electric Reliability Corporation (“NERC”) and the Northeast Power Coordinating Council, Inc. (“NPCC”). The IESO enforces these reliability standards and coordinates with system operators and reliability agencies in other jurisdictions to ensure energy adequacy and security across the interconnected bulk electricity system in North America.

National Energy Board

The National Energy Board is an independent federal regulatory agency, governed by the National Energy Board Act (Canada) and has jurisdiction over the construction and operation of international power lines, as well as interprovincial lines that are designated as being under federal jurisdiction (of which there are currently none). As Hydro One owns and operates 11 active international power lines connecting Ontario’s transmission system with transmission systems in Michigan, Minnesota and New York, Hydro One is required to hold several certificates and permits issued by the National Energy Board and is subject to its mandatory electricity reliability standards and reporting requirements.

Transmission

Transmission companies own and operate transmission systems that deliver electricity over high voltage lines. Hydro One’s transmission system accounts for approximately 96% of Ontario’s electricity transmission capacity based on the revenues approved by the OEB. The Company’s transmission system is interconnected to systems in Manitoba, Michigan, Minnesota, New York and Quebec and is part of the larger North American system known as the Eastern Interconnection. The Eastern Interconnection is a contiguous electricity transmission system that extends from Manitoba to Florida and from east of the Rocky Mountains to the North American east coast. Being part of the Eastern Interconnection provides benefits to Ontario, such as greater security and stability for Ontario’s transmission system, emergency support when there are generation constraints or shortages in Ontario, and the ability to exchange electricity with other jurisdictions.

Distribution

Distributors own and operate distribution systems that deliver electricity over low voltage power lines to end users. In Ontario, 72 local distribution companies currently provide electricity to approximately five million customers. The distribution industry in Ontario is fragmented, with the 15 largest local distribution companies accounting for approximately 78% of the province’s five million customers.

Hydro One owns the largest local distribution company in Ontario, with approximately 1.3 million customers, or approximately 26% of the total number of customers in Ontario.

A local distribution company is responsible for distributing electricity to customers in its OEB-licensed service territory, and in some cases to other distributors. A service territory may cover large portions or all of a particular municipality, or an otherwise-defined geographic area. Distribution customers include homes, businesses and institutions such as governments, schools and hospitals.

Recent Policy Changes and Legislative Amendments Affecting the Electricity Industry

Premier’s Advisory Council on Government Assets

In April 2014, the Province formed the Premier’s Advisory Council on Government Assets (the “Council”). The mandate of the Council was to review certain provincially-owned assets, including Ontario Power Generation Inc. and Hydro One Inc., and to recommend ways to maximize their value to the people of Ontario. In its final electricity sector report released in April 2015, the Council recommended, among other things, that the Province should proceed with a partial sale of its interest in Hydro One Inc. to create a growth-oriented company centred in Ontario. The Council recommended that the partial sale occur by way of a public offering, with approximately 15% of the shares of Hydro One Inc. to be initially offered to the market. The Council recommended that the Province indicate an intention to reduce its ownership to 40% over time, to retain that level of ownership interest, and further that the balance should be widely held with no other individual shareholder having more than a 10% holding. The Council separately recommended proceeding with a sale or merger of the Province’s interest in Hydro One Brampton Networks Inc. to or with other local distribution companies in Ontario in order to act as a catalyst for consolidation and to strengthen competition in the electricity distribution sector.

In response to the Council’s recommendations, the Province proceeded to indirectly broaden the ownership of Hydro One Inc. through the initial public offering of shares in its newly formed parent company, Hydro One Limited. Prior to this initial public offering, numerous steps occurred including the acquisition by Hydro One Limited of all of the issued and outstanding shares of Hydro One Inc. The Province also announced that it would proceed with the sale or merger of Hydro One Brampton Networks Inc. In anticipation of that transaction, on August 31, 2015, all of the issued and outstanding shares of Hydro One Brampton Networks Inc. were transferred to a company wholly-owned by the Province. See “General Development of the Business – Spin-off of Hydro One Brampton Networks Inc.”.

The Council also recommended time-limited tax incentives to promote consolidation in the distribution sector. These tax incentives were included in the 2015 Ontario Budget, which announced a reduction in the transfer tax rate from 33% to 22%, an exemption from transfer tax for distributors with fewer than 30,000 customers and an exemption from the capital gains portion of the departure tax. These changes apply for the period beginning January 1, 2016, and ending December 31, 2018.

Legislative Amendments Generally

In 2015, legislative amendments were proposed which will affect the transmission and distribution sector of the electricity industry in Ontario. Bills 112 and 135 were introduced into the Legislative Assembly of Ontario in June 2015 and October 2015, respectively. Bill 112 received Royal Assent in December 2015 and Bill 135 has not yet received Royal Assent. The bills amend or propose to amend, as applicable, various sections of the Energy Consumer Protection Act (Ontario), the Ontario Energy Board Act, the Electricity Act and the Green Energy Act, 2009 (Ontario).

Bill 112, among other things, enhances consumer protection and reliability, increases scope for local distribution companies and their affiliates to expand business activities, enhances oversight of utility transactions, expands the OEB’s emergency powers, and enhances the OEB’s authority to continue to protect electricity ratepayers with respect to electricity retailer contracts. Bill 112 also allows the Minister of Energy to declare the construction, expansion or reinforcement of a particular electricity transmission line as a needed priority project.

Bill 135 would amend the Electricity Act to require the Minister of Energy to produce long term energy plans that may require the OEB and the IESO to issue implementation plans to achieve the objectives of those plans and the OEB would be guided by such plans’ objectives in exercising its powers and performing its duties. The plans may require the IESO to enter into contracts to procure or develop, among other things, transmission systems or any part of such systems. Once the IESO has commenced the procurement process, the OEB would be prohibited from granting leave to construct except where the applicant is the party with whom the IESO has entered into a contract for the development or construction of the transmission project. Bill 135 would also prohibit new feed-in tariff programs, but would grandfather existing ones.

Legislative Amendments Specific to Hydro One

Background

In furtherance of the Council’s report in April 2015 to broaden the ownership of Hydro One, the Province made various amendments to statutes impacting Hydro One in order to facilitate the initial public offering of Hydro One.

Specifically:

•

In June 2015, amendments to various Ontario statutes came into force to transition the Company from oversight by various officers of the Legislative Assembly of Ontario. See “ – Statutory Oversight and Transitional Provisions for Officers of the Assembly” below.

•	In June 2015, amendments to the Electricity Act came into force which require Hydro One to appoint an ombudsman for the Company. See “– Ombudsman” below.

•

In August 2015, amendments to the Electricity Act came into force, which requires the Company’s head office and principal grid control centre to be maintained in Ontario, restricts the disposition of substantially all of its OEB-regulated transmission or distribution business, and prohibits any change to its jurisdiction of incorporation.

Statutory Oversight and Transitional Provisions for Officers of the Assembly

In June 2015, Hydro One Inc. and its subsidiaries ceased to be subject to a number of Ontario statutes that apply to entities owned by the Province. In addition, the Company’s obligations to provide financial information to the Province for the Province’s public reporting purposes were limited under the Financial Administration Act (Ontario) and the Auditor General Act (Ontario). The Auditor General of Ontario, the Financial Accountability Officer, the Information and Privacy Commissioner and the Provincial Ombudsman continued to exercise certain of their powers with respect to the Company in certain limited circumstances until December 4, 2015. The Information and Privacy Commissioner may issue certain orders until June 4, 2016.

Ombudsman

The Electricity Act requires the Company to appoint an ombudsman to act as a liaison with customers and to establish procedures for the ombudsman to inquire into and report to the Board on matters raised with the ombudsman by or on behalf of customers. These procedures are set out in a written mandate together with, among other things, the ombudsman’s other duties and responsibilities. On October 22, 2015, the board of directors of Hydro One Limited announced the appointment of Fiona Crean to the role of Ombudsman for the Company. Her appointment was effective as of November 17, 2015.

RATE-REGULATED UTILITIES

Rate Applications in Ontario

Framework

The term “rate-regulated” is used to refer to an electricity business whose rates for transmission, distribution or other services are subject to approval by a regulator. The rate base of a rate-regulated utility refers to the net book value of the utility’s assets for regulatory purposes. Rate base differs from a utility’s total assets for accounting purposes, primarily because it includes the regulated assets of a utility. The OEB is the regulator that approves electricity transmission and distribution rates in Ontario. Transmission rates are currently determined based on a cost-of-service model, while distribution rates are generally determined using a performance-based model.

In a cost-of-service model, a utility charges rates for its services that allow it to recover the costs of providing its services and earn an allowed return on equity. A utility’s return on equity or “ROE” is the rate of return that a regulator allows the utility to earn on the equity portion of the utility’s rate base. The costs of providing its services must be prudently incurred. Cost savings are typically passed on to customers in the form of lower rates reflected in future rate decisions. In a cost-of-service model, the utility has the potential to retain cost savings that are achieved in the intervening years between rate decisions.

In a performance-based model, a utility also charges rates for its services that allow it to recover the costs of providing its services and earn an allowed return on equity. However, the rates charged by the utility in a performance-based model assume that the utility becomes increasingly efficient over time, resulting in lower costs to provide the same service. If a utility achieves cost savings in excess of those established by the regulator, the utility may retain some or all of the benefits of those cost savings, which may permit the utility to earn more than its allowed return on equity.

These models are reviewed and modified by the OEB from time to time. In 2015, the OEB initiated a discussion to develop a framework for the application of performance-based principles to transmitters. In February 2016, the OEB issued a new set of filing requirements for transmission applications, reflecting these principles.

Transmission Rates (Cost-of-Service Model)

A transmitter applies to the OEB for approval of its revenue requirement for each year covered by its rate application (typically two years in total). The revenue requirement for each year covers the anticipated costs of providing the service for that year and an amount that represents the allowable return on equity approved by the OEB. In 2015, the OEB initiated a discussion to develop a framework for the application of RRFE principles to transmitters, and in February 2016, issued a new set of filing requirements for transmitters.

Cost of Service ($)	+	Return on Equity ($)	=	Revenue Requirement ($)

Distribution Rates (Performance-Based Model)

A utility applies to the OEB to have its cost of service reviewed as part of its application for distribution rates. The process for applying for distribution revenue requirements differs from the process for applying for transmission revenue requirements in a number of ways, including:

•	the period covered by a distribution rate application is typically at least five years;

•	the utility applies for the approval of its revenue requirement only for the first year covered by the rate decision;

•	the revenue requirement for each of the subsequent years is determined based on a formula that accounts for inflation and certain productivity factors set by the regulator; and

•

the utility is permitted to retain all or a portion of the cost savings achieved in excess of the estimate established by the regulator during the period covered by the rate decision, thereby allowing the utility to earn more than its allowed return on equity.

CORPORATE STRUCTURE

Incorporation and Office

Hydro One Inc. was incorporated as Ontario Hydro Services Company Inc. by articles of incorporation dated December 1, 1998, under the OBCA. On May 1, 2000, it changed its name to Hydro One Inc. Its registered office and head office is located at 483 Bay Street, 8th Floor, South Tower, Toronto, Ontario M5G 2P5. Hydro One Inc. is a wholly-owned subsidiary of Hydro One Limited. On August 31, 2015, the articles of Hydro One Inc. were amended to provide for certain share ownership restrictions required under amendments to the Electricity Act that came into force that day. On October 30, 2015, the articles of Hydro One Inc. were amended to remove restrictions on the Company’s ability to issue additional shares in its subsidiaries without the prior approval of the Minister of Energy, Science and Technology (predecessor to the Minister of Energy).

On October 31, 2015, the Province revoked all existing unanimous shareholder agreements, shareholder resolutions and shareholder declarations that restricted the powers of the directors to manage or supervise the business and affairs of Hydro One Inc.

Thereafter, on October 31, 2015, Hydro One Inc. repurchased for cancellation all of the outstanding Series A preferred shares in its capital and all of the remaining issued and outstanding shares of Hydro One Inc. were subsequently acquired by Hydro One Limited from the Province in exchange for the issuance to the Province of common shares and Series 1 preferred shares of Hydro One Limited.

On November 2, 2015, the articles of Hydro One Inc. were amended to remove the share ownership restrictions, revise the authorized capital of Hydro One Inc. to be an unlimited number of common shares and an unlimited number of Class A Preference Shares and to modernize the transfer restrictions on its securities.

Corporate Structure and Subsidiaries

The following is a simplified chart showing the organizational structure of Hydro One and the name and jurisdiction of incorporation of certain of its subsidiaries. This chart does not include all legal entities within Hydro One’s organizational structure. Hydro One Inc. owns, directly or indirectly, 100% of the voting securities of all of its subsidiaries listed below. Hydro One Limited owns 100% of the voting securities of Hydro One Inc.

Notes:

(1)	As of December 31, 2015, the Province owned approximately 84% of Hydro One Limited’s outstanding common shares and 100% of the outstanding Series 1 preferred shares.

Certain of Hydro One’s subsidiaries are described below:

•	Hydro One Networks Inc. – the principal operating subsidiary that carries on Hydro One’s rate-regulated transmission and distribution businesses.

•	Hydro One Remote Communities Inc. – generates and supplies electricity to remote communities in northern Ontario.

GENERAL DEVELOPMENT OF THE BUSINESS

The following key events occurred in 2015 and early 2016 in respect of Hydro One.

Incorporation of Hydro One Limited and Acquisition of Hydro One Inc.

On August 31, 2015, Hydro One Limited was incorporated by the Province as its sole shareholder.

Prior to the closing of the initial public offering of Hydro One Limited on November 5, 2015, a series of transactions occurred, resulting in, among other things, the acquisition by Hydro One Limited of all of the issued and outstanding shares of Hydro One Inc. and the issuance of new common shares and preferred shares of Hydro One Limited to the Province. The Province then sold a portion of its common shares of Hydro One Limited pursuant to the initial public offering. A series of pre-closing steps occurred, including:

•

On October 31, 2015, Hydro One Inc. repurchased its existing preferred shares held by the Province for cancellation at a price equal to the redemption price of the preferred shares (being equal to approximately $323 million) satisfied by the issuance to the Province of common shares of Hydro One Inc. having an aggregate fair market value equal to the price to be paid for the preferred shares.

•

All of the issued and outstanding common shares of Hydro One Inc. were acquired by Hydro One Limited in return for the issuance to the Province of 12,197,500,000 common shares and 16,720,000 Series 1 preferred shares of Hydro One Limited.

•	Hydro One Inc. and certain of its subsidiaries were required to pay a $2.6 billion “departure tax” to the Ontario Electricity Financial Corporation as a consequence of the initial public offering.

•	The outstanding common shares of Hydro One Limited were consolidated such that 595,000,000 common shares were issued and outstanding immediately prior to the closing of the initial public offering.

Under applicable Canadian securities laws, the acquisition of all of the issued and outstanding shares of Hydro One Inc. was considered a “significant acquisition”. Hydro One Limited filed a business acquisition report in respect of the acquisition on January 14, 2016.

Spin-off of Hydro One Brampton Networks Inc.

On August 31, 2015, a dividend was paid to the Province by transferring all of the issued and outstanding shares of Hydro One Brampton Networks Inc. and inter-company indebtedness owed to Hydro One by Hydro One Brampton Networks Inc. to a company wholly owned by the Province. As of that date, Hydro One no longer owned any of the shares or indebtedness of Hydro One Brampton Networks Inc. and will not be a participant in or receive any proceeds from any future sale or transaction involving Hydro One Brampton Networks Inc.

Hydro One continues to provide certain management, administrative and smart meter network services to Hydro One Brampton Networks Inc. pursuant to service level agreements. These agreements will terminate no later than December 31, 2019, or the date on which the Province disposes of its interest in Hydro One Brampton Networks Inc., except in the case of the smart meter network services agreement, which is anticipated to continue for a transition period after the Province disposes of its interest in Hydro One Brampton Networks Inc.

Recapitalization of Hydro One Networks Inc. and Dividend to the Province

On October 30, 2015, steps were taken to recapitalize Hydro One’s subsidiary, Hydro One Networks Inc., and pay a dividend to the Province in the amount of $800 million.

Agreement to Acquire Great Lakes Power Transmission LP

On January 28, 2016, Hydro One reached an agreement to acquire from Brookfield Infrastructure Holdings (Canada) Inc. various entities that own and control Great Lakes Power Transmission LP, an Ontario regulated electricity transmission business. For a description of the acquisition of Great Lakes Power Transmission LP, see the Annual MD&A under the subheading “Other Developments - Acquisitions”.

See “Business of Hydro One” for a description of other items that occurred in respect of Hydro One Inc. in 2015 and prior years.

BUSINESS OF HYDRO ONE

Business Segments

Hydro One is Ontario’s largest electricity transmission and distribution utility with approximately $24.2 billion in assets and 2015 revenues of over $6.5 billion. Hydro One owns and operates substantially all of Ontario’s electricity transmission network and is the largest electricity distributor in Ontario by number of customers.

Hydro One delivers electricity safely and reliably to over 1.3 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Hydro One owns and operates approximately 29,000 circuit kilometres of high-voltage transmission lines and approximately 123,000 circuit kilometres of primary low-voltage distribution lines.

Hydro One has three business segments: (i) transmission; (ii) distribution; and (iii) other business. Each of the three segments is described below.

Hydro One’s transmission and distribution businesses are both operated primarily through Hydro One Networks Inc. This allows both businesses to utilize common operating platforms, technology, work processes, equipment and field staff and thereby take advantage of operating efficiencies and synergies. For regulatory purposes, Hydro One Networks Inc. files separate rate applications with the OEB for each of its licensed transmission and distribution businesses.

Transmission Business

Overview

Hydro One’s transmission business consists of owning, operating and maintaining Hydro One’s transmission system, which accounts for approximately 96% of Ontario’s transmission capacity based on revenue approved by the OEB. This includes the Company’s 66% interest in B2M Limited Partnership, a limited partnership between Hydro One and the Saugeen Ojibway Nation, which owns most of the assets relating to specific Bruce-to-Milton transmission line assets. Hydro One’s transmission business represented approximately 50% of its total assets as at December 31, 2015, and accounted for approximately 50% of its total revenue in 2015, net of purchased power and 51% of its total revenue in 2014, net of purchased power. All of the Company’s transmission business is carried out through its wholly-owned subsidiary Hydro One Networks Inc., except for the portion of its business held through B2M Limited Partnership, which Hydro One controls.

The Company’s transmission business is one of the largest in North America and is a rate-regulated business that earns revenues mainly from charging transmission rates that are subject to approval by the OEB. The Company’s transmission rates are determined based on a cost-of-service model. Transmission rates are collected by the IESO and are remitted by the IESO to Hydro One on a monthly basis, which means that Hydro One’s transmission business has no direct exposure to end-customer counterparty risk.

Transmission rates are based on monthly peak electricity demand across Hydro One’s transmission network. This gives rise to seasonal variations in Hydro One’s transmission revenues, which are generally higher in the summer and winter due to increased demand, and lower during other periods of reduced demand. Hydro One’s transmission revenues also include export revenues associated with transmitting excess generation to markets outside of Ontario. Ancillary revenue includes revenues from providing maintenance services to generators and from third party land use.

Business

The Company’s transmission system serves substantially all of Ontario, with the exception of the Sault Ste. Marie, James Bay and Fort Erie areas, and transported approximately 137.0 TWh of energy throughout the province in 2015. Hydro One’s transmission customers consist of 47 local distribution companies (including Hydro One’s own distribution business) and 90 large industrial customers connected directly to the transmission network, including automotive, manufacturing, chemical and natural resources businesses. Electricity delivered over the Company’s transmission network is supplied by 119 generators in Ontario and electricity sourced from outside the province through interties.

The high voltage power lines in Hydro One’s transmission network are categorized as either lines which form part of the “bulk electricity system” or “area supply lines”. Power lines which form part of the bulk electricity system typically connect major generation facilities with transmission stations and often cover long distances, while area supply lines serve a local region. Ontario’s transmission system is connected to the transmission systems of Manitoba, Michigan, Minnesota, New York and Quebec through the use of interties, allowing for the import and export of electricity to and from Ontario.

Hydro One’s transmission assets were $12,066 million as at December 31, 2015 and include transmission stations, transmission lines, a control centre and telecommunications facilities. Hydro One has approximately 292 transmission stations and approximately 29,000 circuit kilometres of high voltage lines whose major components include cables, conductors and wood or steel support structures. All of these lines are overhead power lines except for approximately 274 circuit kilometres of underground cables located in certain urban areas.

B2M Limited Partnership is Hydro One’s partnership with the Saugeen Ojibway Nation with respect to the Bruce-to-Milton transmission line. B2M Limited Partnership owns the high-voltage transmission lines and related equipment, such as the steel support structures, conductors and foundations, while Hydro One owns the transmission stations that connect to the lines. Hydro One maintains and operates the Bruce-to-Milton line. Hydro One has a 66% economic interest in the partnership.

Hydro One’s transmission network is managed from a central location. This centre monitors and controls the Company’s entire transmission network, and has the capability to remotely monitor and operate transmission equipment, respond to alarms and contingencies and restore and reroute interrupted power. There is also a backup facility which would be staffed in the event of an evacuation of the centre.

Hydro One uses special telecommunications systems that are necessary for the protection and operation of its transmission and distribution networks. These systems are subject to very stringent reliability and security requirements, which help the Company meet its reliability obligations and facilitate the restoration of power following service interruptions.

Regulation

Transmission Rate Setting

As discussed under “Rate-Regulated Utilities”, transmission rates in Ontario are currently determined based on a cost-of-service model. The OEB sets transmission rates based on a two-step process.

First, all transmitters, including Hydro One, apply to the OEB for the approval of their revenue requirements, which cover the transmitters’ cost of service for providing transmission services and allowed return on equity. Once approved by the OEB, transmission revenue requirements generally cover the subsequent two-year period with an acknowledged adjustment to occur in the second year to update for the then current cost of debt and return on equity.

Second, the OEB aggregates the total revenue requirements of all transmitters in Ontario and applies a formula to arrive at a single set of rates that are charged to ratepayers for the three types of transmission services applicable in Ontario, namely network services, line connection services and transformation connection services. The three separate rates charged for these services are the same for all transmitters and are referred to as “uniform transmission rates”.

Uniform transmission rates for all transmitters are set by the OEB on an annual basis, using the revenue requirements set out in the most recent rate decision issued for each transmitter.

Applications to the OEB for the approval of a transmitter’s revenue requirements use a forward test year. A transmitter earns more revenues from transmission rates when peak electricity demand is higher than forecast in its rate application, and conversely earns less revenue from transmission rates when peak electricity demand is lower than forecast in its rate application.

Recent Transmission Rate Applications

Hydro One Networks Inc. and B2M Limited Partnership make separate applications for the approval of their revenue requirements for transmission services based on a cost of service model.

In January 2015, the OEB approved Hydro One Networks Inc.’s 2015 transmission rate order for transmission services, which provided for a revenue requirement of $1,477 million for 2015 and $1,516 million for 2016. These revenue requirements reflect an approved rate base of $9,651 million, return on equity of 9.30% and deemed capital structure of 60% debt and 40% equity. In January 2016, the OEB issued its Decision and Order on 2016 Transmission Revenue Requirement for Hydro One Networks Inc. approving a revenue requirement of approximately $1,480 million based on an approved rate base of $10,040 million and a return on equity of 9.19%. Hydro One Networks Inc. plans to submit a transmission rate application for 2017-2018 rates in the second quarter of 2016.

In March 2015, B2M Limited Partnership filed an application for revenue requirements covering the 2015 to 2019 period. B2M Limited Partnership has requested revenue requirements of $39 million for 2015, $36 million for 2016, $37 million for 2017, $38 million for 2018 and $37 million for 2019. In December 2015, the OEB approved B2M Limited Partnership’s application substantially as filed. For more information, see the Annual MD&A under the subheading “Regulation – B2M LP”.

Reliability Standards for Transmission

The Company’s transmission business is required to comply with various rules and standards for transmission reliability, including mandatory standards established by the NERC and the NPCC, both of which are industry organizations involved in promoting and improving the reliability of transmission networks in North America. These reliability standards are enforced by both the IESO and the National Energy Board.

Among its standards, the NERC has also established and continues to issue revised requirements to ensure that utilities and other users, owners and operators of the bulk electricity system in North America have appropriate procedures in place to protect critical infrastructure from cyber-attacks. Hydro One’s physical, electronic and information security processes have been and are being upgraded to meet these revised requirements. Hydro One expects to continue to perform additional work and incur further costs to comply with the NERC’s updated and revised standards. Hydro One anticipates that these costs will be incurred annually over a number of years and will be recovered in rates.

Regional Planning

The OEB oversees regional planning processes to ensure that transmission and distribution investments are coordinated at a regional level. The OEB has indicated it will rely on regional planning studies and reports to support rate applications submitted by transmitters and distributors and “leave to construct” applications submitted by transmitters. In Ontario, the regional planning process is led by the transmitter responsible for a particular geographic region. For this purpose, the province is divided into 21 regions. As the largest transmitter in Ontario, Hydro One plays a key role in the regional planning process and is responsible for leading the regional planning process in 19 of the 21 designated regions. The completion of the first cycle of regional plans is expected over the next two years. Once a plan is finalized and approved by the OEB, the transmitter responsible for each region will implement the recommended transmission investments and distributors in the region will implement the recommended distribution investments in their respective service territories.

In conducting the regional planning, Hydro One works closely with the IESO and all distributors in the region to jointly identify needs and develop transmission and distribution investment options. Hydro One also coordinates with the IESO on its Integrated Regional Resource Planning process.

If enacted, Bill 135 may cause modifications to the above-described regional planning process. See “The Electricity Industry in Ontario - Recent Policy Changes and Legislative Amendments Affecting the Electricity Industry – Legislative Amendments Generally” for more information.

Capital Expenditures

The Company’s transmission capital expenditure plan is designed to address Ontario’s changing generation profile, accommodate load growth in areas throughout Ontario and support the expected increase in renewable energy generation. Additionally, this plan seeks to sustain or improve Hydro One’s transmission reliability performance, as determined by measures such as the average length (in minutes) of unplanned interruptions per delivery point. The Company’s capital expenditure plans are included in Hydro One’s applications to the OEB for transmission rates.

Investments in Hydro One’s existing infrastructure are critical to maintain the safety, reliability and integrity of its transmission network. The Company incurs both sustaining capital expenditures and development capital expenditures required to upgrade or enhance Hydro One’s system capabilities and networks. Sustaining capital expenditures are those investments required to replace or refurbish lines or station components to ensure that existing transmission assets function as originally designed. Development capital expenditures include those investments required to develop and build large-scale projects such as new transmission lines and stations and smaller projects such as transmission line or station reinforcements, extensions or additions. The Company expects that it will be required to make significant investments in its existing infrastructure over the long term. The Company anticipates that it will spend approximately $920 million to $1,020 million per year over the next five years on capital expenditures relating to its transmission business. For more information on future capital expenditures, see the Annual MD&A under the subheading “Capital Investments – Future Capital Investments”.

Hydro One’s plans to maintain, refurbish or replace existing assets on the basis of maintenance standards, transmission asset condition assessments and end-of-service life criteria specific to each type of asset. Priorities are assigned to each type of investment based on the risks that it mitigates.

The Company engages with various stakeholders, including its customers, to determine the need, timing and technical solutions for new connection and transmission facilities or upgrades, as well as with affected communities and parties who may be impacted by the project. The Company also engages with First Nations and Métis communities whose rights may be affected as part of the project development process for new or upgraded transmission lines.

Competitive Conditions

The Company’s operations are currently limited to Ontario, where the Company operates and maintains substantially all of Ontario’s transmission system. Competition for transmission services in Ontario is currently limited. The adoption by the OEB of uniform transmission rates that apply to all transmitters also reduces the financial incentive for customers to seek alternative transmission providers, since each transmitter in Ontario charges the same uniform rate for transmission services. Hydro One competes with other transmitters for the opportunity to build new large-scale transmission facilities in Ontario. Management believes that Hydro One is well-positioned to pursue the development of such facilities although, if enacted, Bill 135 could cause a change to the competitive process in Ontario by allowing for the selection of a transmitter outside the existing competitive process. See “The Electricity Industry in Ontario – Recent Policy Changes and Legislative Amendments Affecting the Electricity Industry – Legislative Amendments Generally” for more information.

Hydro One does not compete with other transmitters with respect to investments which are made to sustain or develop its existing transmission infrastructure.

Distribution Business

Overview

Hydro One’s distribution business consists of owning, operating and maintaining Hydro One’s distribution system, which it owns primarily through Hydro One Networks Inc., the largest local distribution company in Ontario. The Company’s distribution system is also the largest in Ontario. The Company’s distribution business is a rate-regulated business that earns revenues mainly by charging distribution rates that are subject to approval by the OEB. The Company’s distribution rates are generally determined using a performance-based model, except for the distribution rates of Hydro One Remote Communities Inc., which are set on a cost-recovery basis and do not include a return on equity.

Hydro One’s distribution business represented approximately 38% of its total assets as at December 31, 2015, and accounted for approximately 49% of its total revenue in 2015, net of purchased power and 47%

of its total revenue in 2014, net of purchased power. Hydro One’s distribution business also includes the business of its wholly-owned subsidiary, Hydro One Remote Communities Inc. which supplies electricity to customers in remote communities in northern Ontario. Distribution revenues include distribution rates approved by the OEB and amounts to reimburse Hydro One for the cost of purchasing electricity delivered to its distribution customers. Distribution revenues also include minor ancillary service revenues, such as fees related to the joint use of the Company’s distribution poles by participants in the telecommunications and cable television industries, as well as miscellaneous charges such as charges for late payments.

As at December 31, 2015, Hydro One’s distribution assets were $9,213 million. Hydro One’s current distribution business no longer includes the business of Hydro One Brampton Networks Inc. as on August 31, 2015, all of the issued and outstanding shares of Hydro One Brampton Networks Inc. were transferred to a company wholly-owned by the Province. See “General Development of the Business – Spin-off of Hydro One Brampton Networks Inc.” for additional detail concerning the transfer and related transactions.

Business

Hydro One delivers electricity through its distribution network to approximately 1.3 million residential and business customers, most of whom are located in rural areas, as well as 55 local distribution companies (including Hydro One’s own distribution business).

Hydro One’s distribution system includes approximately 123,000 circuit kilometres of primary low-voltage distribution lines and approximately 1,000 distribution and regulating stations. Other distribution assets include poles, transformers, service centres and equipment.

Hydro One’s distribution system was designed to service a rural territory. Because of the lower population density in the Company’s service territory, the Company’s costs to provide distribution services may be higher than those of distributors who service urban areas. Furthermore, unlike the distribution systems found in urban areas, Hydro One’s distribution system was not designed to be interconnected in loops with other distribution lines, with the result that interruptions experienced at any point along a distribution line in Hydro One’s network can cause all customers downstream of the interruption point to lose power. Accordingly, the reliability of Hydro One’s distribution system would generally be expected to be inherently lower than that of local distribution companies which service urban territories. The Company engages in vegetation management activities to maintain the reliability of Hydro One’s distribution system on a preventive basis and to protect public health and safety. This consists of the trimming or removal of trees to lower the risk of contact with distribution lines, thereby reducing the risk of power outages, and preventing potential injury to the public or employees. The Company’s monitoring systems assist with determining areas of priority and with system restoration. The Company relies on its local line crews for these preventive power outage and restoration activities.

The Company completed the acquisitions of Norfolk Power in 2014, and Haldimand Hydro and Woodstock Hydro in 2015, increasing the Company’s customer base by approximately five percent.

The Company intends to continue to evaluate local distribution company consolidation opportunities in Ontario and intends to pursue those acquisitions which deliver value to the Company and its shareholders. Over time, the Company may also consider larger-scale acquisition opportunities or other strategic initiatives outside of Ontario to diversify its asset base and leverage its strong operational expertise. These acquisition opportunities may include other providers of electrical transmission, distribution and other similar services in Canada and in the United States.

Hydro One is committed to continuously improving customer service. This includes specific, measurable commitments to customers that encompass all areas of service. The Company implemented a new billing system in 2013 as part of a larger initiative to adopt a new enterprise management platform. Following initial implementation disruptions, Hydro One’s billing system is now stable and outperforming its previous system in terms of timeliness, accuracy and reliability. Better processes have also been implemented for addressing and resolving billing issues in a timely manner. For 2015, “billing accuracy”, as defined by the OEB, was 98.59% against Hydro One’s target of 98%, and the Company’s internal measure of billing quality was 99.7% against a target of 99.0%. The Company continues to pursue further improvements.

Hydro One’s distribution business is involved in the connection of new sources of electricity generation, including renewable energy. Hydro One invests in upgrades and modifications to its distribution system to accommodate these new sources of generation and ensure the continued reliability of its distribution network. As at December 31, 2015, there were approximately 13,400 small, mid-size and large embedded generators connected to Hydro One’s distribution network, including approximately 12,600 generators with capacities of up to 10 kW. As at December 31, 2015, Hydro One also had approximately 1,600 generators pending connection.

Hydro One has played a significant role in the installation of smart meters and the migration of distribution customers to time of use pricing in Ontario. Smart meters are regarded as an integral means of promoting a culture of conservation, and they allow customers to change their electricity consumption patterns and reduce their costs. Hydro One has completed all material activities associated with the implementation of smart meters, and has transitioned the vast majority of its customers to time of use pricing.

Regulation

Distribution Rates

Distribution rates in Ontario are determined using a performance-based model set out in the OEB’s Renewed Regulatory Framework for Electricity Distributors: A Performance-Based Approach, which is sometimes referred to as the “RRFE”. Under the RRFE, distributors in Ontario may choose one of three rate-setting methods, depending on their capital requirements: 4th Generation Incentive Rate-Setting, Custom Incentive Rate-Setting, or Annual Incentive Rate-Setting Index.

The RRFE contemplates that a distributor will apply for the approval of its revenue requirement for an initial base year covered by the rate decision. The revenue requirement for subsequent years is determined based on a formula that accounts for inflation and certain productivity factors set by the regulator. The revenue requirement in these subsequent years is set on the assumption that the distributor is lowering its cost of service over the period covered by the rate decision due to efficiency or productivity improvements. The RRFE allows the distributor to retain all or a portion of the cost savings achieved in excess of the estimate established by the regulator during the period covered by the rate decision. This allows the distributor an ability to earn more than its allowed return on equity. The RRFE provides incentives for distributors to achieve certain performance outcomes, namely: Customer Focus, Operational Effectiveness, Public Policy Responsiveness, and Financial Performance. The OEB has indicated that customer focused outcomes and continuous performance improvements by distributors are central to the RRFE framework objectives. The OEB has further indicated that distributors should develop plans that respond to customer service needs.

A distributor must submit proposed performance measures as part of its application for distribution rates under the RRFE. Distributors may also propose their own performance measures for approval by the OEB. In its most recent distribution application, Hydro One submitted eight additional quantitative measures relating to areas that will be the subject of increased spending levels over the next few years, such as pole replacements, distribution station refurbishments and vegetation management. Distributors are required to report to the OEB on their performance against the performance measures approved as part of their most recent rate decision.

The OEB’s review process under the RRFE follows a process similar to that of a transmission rate application for the review of the anticipated cost of service for providing distribution services, other than as noted above. Once the revenue requirement for distribution services is determined, it is allocated across the distributor’s customer rate classes using a methodology approved by the OEB resulting in the setting of individual rates for distribution services based on each customer rate class. Hydro One currently has 13 customer rate classes.

Distribution rates in Ontario are not the same for all distributors and reflect the particular circumstances of each distributor, including its own costs of providing electricity service to its own particular customers. The recently issued OEB policy, A New Distribution Rate Design for Residential Electricity Customers, will change the current distribution rate design for residential customers (a combination of a fixed monthly rate and a variable charge) to a fixed monthly charge only. In December 2015, the OEB increased the transition period for certain customer classes of Hydro One Networks Inc. to eight years to mitigate bill impacts. Implementation will occur over the next four to eight years for Hydro One Networks Inc.’s residential customers.

The OEB has also initiated a working group to consider possible changes to the design of rates for commercial industrial customers. Changes to rate design will not impact the rates revenue requirement to be collected for each customer class.

Distribution Rate Applications

The Company’s distribution rates, other than the distribution rates of Hydro One Remote Communities Inc., are determined using a performance-based model.

In March 2015, the OEB issued a decision regarding Hydro One’s distribution rates for the three-year period from 2015 to 2017, providing for a revenue requirement of $1,326 million for 2015, $1,430 million for 2016 and $1,486 million for 2017. The 2015 revenue requirement reflects an approved rate base of $6,552 million, return on equity of 9.30% and a deemed capital structure of 60% debt and 40% equity. The rates are effective as of January 1 in each year. On January 14, 2016, the OEB issued its final decision and order approving Hydro One’s draft rate order for 2016 rates.

The overall impact of this decision is a reduction of the proposed 2016 revenue requirement to approximately $1,410 million from $1,430 million. The 2016 revenue requirement reflects an approved rate base of $6,863 million, return on equity of 9.19% and a deemed capital structure of 60% debt and 40% equity. The OEB approved Hydro One’s request for interim rates as of January 1, 2016.

Hydro One Remote Communities Inc.’s business is exempt from a number of sections of the Electricity Act which relate to the competitive market. For example, Hydro One Remote Communities Inc. continues to apply bundled rates to customers in remote communities. Hydro One Remote Communities Inc.’s business is operated on a break-even basis, without a return on equity included in rates. As a result, any net income or loss in the year is recorded in a regulatory variance account for inclusion in the calculation of future customer rates.

For more information, see the Annual MD&A under the heading “Regulation”.

Conservation and Demand Management

CDM requirements in Ontario require distributors to achieve specific energy savings targets by encouraging their customers to reduce their energy usage. Distributors seek to achieve these targets through a number of different initiatives, including by offering customers energy saving devices for use at home, cash rebates for the purchase of energy-efficient appliances and incentives for the purchase of energy efficient light bulbs and other products. Distributors are responsible for developing and submitting CDM plans and reporting on their progress towards achieving specific energy-savings targets. The IESO oversees compliance with CDM requirements in Ontario and also reimburses distributors for the costs of complying with CDM requirements. Hydro One expects that its costs of complying with CDM requirements will be fully reimbursed by the IESO. As a result, CDM-related costs that are reimbursed by the IESO are not included in Hydro One’s rate applications to the OEB.

Distributors in Ontario are collectively required to achieve a total of 7 TWh of electricity savings by December 31, 2020, with each local distribution company being allocated individual energy-savings targets, both by way of peak demand reduction and energy savings.

Targets and budgets for CDM were allocated to distributors in October 2014. Hydro One Networks Inc.’s 2015-2020 CDM energy savings target is 1,159 GWh and its CDM plan was approved by the IESO on July 8, 2015. In December 2015, Hydro One Networks Inc.’s 2015-2020 CDM energy savings target was revised to 1,178 GWh to reflect the integration of Norfolk Power’s CDM target.

Capital Expenditures

Hydro One’s asset sustainment activities are focused on assessment of asset condition. Distribution asset renewals are undertaken when such assessments indicate there is a high risk of failure and where further maintenance activities are not appropriate. Capital expenditures for the Company’s distribution business in the near term are anticipated to focus on new load connections, storm damage, wood pole replacement, and system capability reinforcement. In addition, the Company expects to continue to construct new distribution lines and stations in the future in response to system growth forecasts, continued suburban community development, high load relief requirements and requirements to connect new sources of generation. The Company expects that it will spend approximately $660 million to $730 million per year over the next five years on capital expenditures relating to its distribution business.

Hydro One is continuing its efforts to make the distribution system more efficient and reliable, including investments in Hydro One’s smart grid project, which it is piloting, testing, and validating smart grid capabilities on a larger scale to enable distributed generation integration, improve reliability and operations, and enhance outage restoration and network planning. Work on the initial phase of the smart grid project is expected to be completed by 2017. For more information on future capital expenditures, see the Annual MD&A under the subheading “Capital Investments – Future Capital Investments”.

Competitive Conditions

Hydro One’s distribution service area is set out in its licence issued by the OEB. Only one distributor is permitted to provide distribution services in a service territory, and distributors have exclusive rights to provide service to new customers located within their service territory. As a result, there is very little direct competition for distribution services in Ontario, except near the borders of adjoining service territories, where a distributor may apply to the OEB to claim the right to serve new customers who are not currently connected to its distribution grid. To create more efficiency in the distribution sector, the Council has endorsed the need for faster consolidation among local distribution companies in Ontario, which may result in competition for acquisition or merger opportunities. Potential acquirers may include strategic and financial buyers, in addition to other local distribution companies.

Other Business

Hydro One’s other business segment consists of certain corporate activities, including a deferred tax asset, and is not rate-regulated. The deferred tax asset arose on the transition from the provincial payments in lieu of tax regime to the federal tax regime. Prior to November 6, 2015, Hydro One’s other business segment principally consisted of its telecommunications business, run through Hydro One Telecom Inc. As of November 6, 2015, Hydro One Telecom Inc. became an indirect wholly-owned subsidiary of Hydro One Limited and was no longer owned by Hydro One Inc. The other business segment represented approximately 12% of Hydro One’s total assets as at December 31, 2015, and accounted for approximately 1% of its total revenue in 2015 and approximately 2% of its total revenue in 2014, in each case net of purchased power.

Review of Operations and Auditor General’s Report

Hydro One has been focused on the identification of opportunities for improved corporate performance and the development of strategies to drive more efficient, cost-effective operations. Hydro One conducts regular reviews of key corporate activities and programs, covering areas such as construction services and project management practices, asset deployment and controls, information technology and cybersecurity, vegetation management practices, fleet services and utilization, supply chain management and business continuity planning, and has identified areas requiring improvements. The OEB’s rate decisions also contain directions to Hydro One to reduce costs and improve value to customers. On December 2, 2015, the Auditor General of Ontario released her “value-for-money” audit report on Hydro One. This was the last “value-for-money” audit report that the Auditor General will conduct for Hydro One. The report was critical of Hydro One’s management practices in a number of these areas, including its interactions with the OEB. In the report, Hydro One provided formal responses to her recommendations.

First Nations and Métis Communities

Management believes that building and maintaining positive and mutually beneficial relationships with First Nations and Métis communities is important to achieving the Company’s corporate objectives. Hydro One is committed to working with First Nations and Métis communities in a spirit of cooperation and shared responsibility. Hydro One’s recent equity partnership with the Saugeen Ojibway Nation in respect of the Bruce-to-Milton transmission line demonstrates the company’s commitment to these principles. In keeping with the Company’s First Nations and Métis Relations Policy, Hydro One’s First Nations and Métis Relations team provides guidance and advice to support the Company in developing and maintaining positive relationships. Hydro One also has several programs to address the interests of First Nations and Métis communities and their citizens. These include dedicated summer student positions, pre-apprenticeship training opportunities, scholarships which provide opportunities for work terms, First Nations and Métis procurement procedures and community investments.

The Company’s engagement with First Nations and Métis communities is overseen by the Company’s Health, Safety, Environment and First Nations & Métis Committee. This committee is responsible for assisting the Board in discharging the Board’s oversight responsibilities relating to effective occupational health and safety and environmental policies and practices at Hydro One, and its relationship with First Nations and Métis communities.

Outsourced Services

To gain efficiencies and cost reductions, Hydro One has outsourced certain non-core functions, including facilities management services with respect to its stations and other facilities, and certain back-office services such as information technology, payroll, supply chain, call centre and accounting services. Inergi LP (an affiliate of Capgemini Canada Inc.) provides the Company with back-office services and call centre services under an agreement that expires on December 31, 2019, for back-office services and on February 28, 2018, for call centre services. The Company has an option to renew the agreement for two additional terms of approximately one year each. Brookfield Global Integrated Solutions (formerly Brookfield Johnson Controls Canada LP) provides the Company with facilities management services under an agreement that expires on December 31, 2024, with an option for the Company to renew the agreement for an additional term of three years.

Employees

As at December 31, 2015, Hydro One had over 5,300 regular employees and over 2,000 non-regular employees province-wide, comprising a mix of skilled trades, lines staff, engineering, professional, managerial and executive personnel. Hydro One’s regular employees are supplemented primarily by accessing a large external labour force available through arrangements with the Company’s trade unions for variable workers, sometimes referred to as “hiring halls”, and also by access to contract personnel.

The hiring halls offer Hydro One the ability to access highly trained and appropriately skilled workers on a project-by-project basis. This provides the Company with more flexibility to address seasonal needs and unanticipated changes to its budgeted work programs. The Company also offers apprenticeship and technical training programs to ensure that future staffing needs will continue to be met.

For more information on employees, see the Annual MD&A under the heading “Hydro One Workforce”.

Health, Safety and Environmental Management

Hydro One has an integrated Health, Safety and Environment Management System that includes key elements for the successful minimization of risk and continued performance improvements. Health, safety and environmental hazards and risks are identified and assessed and controls are implemented to mitigate significant risks. The Company has policies in place regarding Health and Safety, Environment, Workplace Violence and Harassment and Public Safety.

Hydro One Networks Inc. is a designated “Sustainable Electricity Company” by the Canadian Electricity Association. The brand demonstrates Hydro One’s commitment to responsible environmental, social and economic practices, and to the principles of sustainable development.

Given the nature of the work undertaken by Hydro One employees, health and safety remains one of the Company’s top priorities. The Company is committed to creating and maintaining a safe workplace which is one of Hydro One’s stated core values, and maintaining safety through a concentrated focus on the elimination of serious incidents or “near-misses” which have the potential to cause serious injuries. The Company has developed and is continuing to develop a number of programs and initiatives for accident prevention and to minimize the risk of injury to the public associated with its facilities and operations.

Measures are in place to monitor, on a regular basis, health, safety and environment performance using proactive and reactive measures and/or qualitative and quantitative measures. Since 2004, the evolution of Hydro One’s recordable rate, its key health and safety performance measure, has seen a reduction of approximately 75% in the number of recordable rate incidents. All measures are monitored by management and by the Health, Safety, Environment and First Nations & Métis Committee. Management compensation has been tied, in part, to success in achieving annual health and safety performance targets. A program allowing for an effective early and safe return to work has allowed the Company to ensure that, when injuries occur, employees recover and return to the workplace as soon as possible.

In 2015, Hydro One continued with its “Journey to Zero” safety initiative that began in 2009. This initiative compares Hydro One to other companies to identify performance gaps. Safety perception assessments were completed in 2009, 2013 and 2015. The assessment identified opportunities for improvement and forms the development of new health and safety initiatives using cross-functional teams from across the province.

Environmental Regulation

Hydro One is subject to extensive federal, provincial and municipal regulation relating to the protection of the environment that governs, among other things, environmental assessments, discharges to water and land and the generation, storage, transportation, disposal and release of various hazardous substances. Estimated environmental liabilities are reviewed annually or more frequently if significant changes in regulation or other relevant factors occur. Estimated changes are accounted for prospectively.

Permits and Approvals

The Company is required to obtain and maintain specified permits and approvals from federal, provincial and municipal authorities relating to the design, construction and operation of new and upgraded transmission and distribution facilities. Examples include environmental assessment approvals, permits for facilities to be located in parks or other regulated areas, water crossing permits, and approvals to discharge to air and water. Some projects may require environmental approvals from the federal government. Interconnections with neighbouring utilities in other provinces and states also require federal approval and will be subject to federal regulatory review.

In general, larger projects are subject to an individual environmental assessment process, pursuant to the Environmental Assessment Act (Ontario). The majority of approvals fall under a class environmental assessment process which provides for more streamlined approvals. The scope, timing and cost of environmental assessments are dependent on the scale and type of project, the location (urban versus rural), the environmental sensitivity of affected lands and the significance of potential environmental effects. If enacted, Bill 135 may affect certain environmental approvals.

Regulation of Releases

Federal, provincial and municipal environmental legislation regulates the release of specific substances into the environment through the prohibition of discharges that will or may have an adverse effect on the environment, which can include liquids, gasses and noise. Releases occur in the course of the Company’s normal operations. Accordingly, Hydro One has spill, leak prevention and leak mitigation programs involving the testing, replacement, repair and installation of containment systems including re-gasketting of transformers and sulphur-hexafluoride-filled equipment. In addition, the Company has an emergency response capability which the Company believes is sufficient to minimize the environmental impact of spills and to comply with its legal obligations.

Hazardous Substances

Hydro One manages a number of hazardous substances, such as PCBs, herbicides, and wood preservatives. In addition, some facilities have substances present which are designated for special treatment under occupational health and safety legislation, such as asbestos, lead and mercury. The Company has environmental management programs in place to deal with PCBs, herbicides, asbestos, and other hazardous substances.

Land Assessment and Remediation

Hydro One has a voluntary land assessment and remediation program in place to identify and, where necessary, remediate historical contamination that has resulted from past operational practices and uses of certain long-lasting chemicals at the Company’s facilities. These programs involve the systematic identification of any contamination at or from these facilities and, where necessary, the development of remediation plans for the Company’s properties and affected adjacent private properties. Future consolidated expenditures related to Hydro One’s land assessment and remediation program are currently estimated at approximately $61 million as at December 31, 2015. These expenditures are expected to be spent over the period ending 2023. The consolidated expenditures on this program for 2015 were approximately $11 million. These costs are expected to be recovered in the Company’s transmission and distribution rates.

Insurance

Hydro One maintains insurance coverage, including liability, all risk property, boiler and machinery and directors’ and officers’ insurance. The Company also maintains other insurance coverage that is required by law, covering risks such as automobile liability, pesticide liability and aircraft liability. The Company does not have insurance for damage to its transmission and distribution wires, poles or towers located outside transmission and distribution stations, including damage caused by severe weather, other natural disasters or catastrophic events or for environmental remediation costs. The OEB has generally permitted the recovery of costs associated with extreme weather events, such as the ice storm that occurred in 1998.

Reorganizations

In connection with the initial public offering of Hydro One Limited, the Company completed a series of pre-closing transactions in 2015. See “General Development of the Business”.

RISK FACTORS

A discussion of Hydro One Inc.’s risk factors can be found in under the heading “Risk Management and Risk Factors” in the Annual MD&A.

DIVIDENDS

Dividends on Hydro One Inc.’s common shares are declared at the discretion of the Board and are recommended by management based on Hydro One Inc.’s results of operations, maintenance of the deemed regulatory capital structure, financial condition, cash requirements and other relevant factors, such as industry practice and shareholder expectations.

In 2015, in connection with the initial public offering of Hydro One Limited, Hydro One Inc. completed a series of reorganizational transactions while the Province was still the sole shareholder of Hydro One Inc. In connection with the reorganizational transactions, on August 31, 2015, at the direction of the Province, Hydro One Inc. declared a dividend-in-kind on its common shares payable in all of the issued and outstanding shares of Hydro One Brampton Networks Inc., and on October 30, 2015, Hydro One Inc. declared and paid to the Province a cash dividend of $800 million on the outstanding common shares of Hydro One Inc. Throughout the rest of 2015, Hydro One Inc. paid $75 million in dividends on its common shares and prior to their repurchase, declared and paid dividends on its outstanding 12,920,000 series A preferred shares of approximately $13 million, which was calculated at a rate of $1.375 per annum per share, as stipulated in Hydro One Inc.’s articles at the time. The Series A preferred shares were repurchased by Hydro One Inc. for cancellation on October 31, 2015.

In 2014, Hydro One Inc. declared and paid to the Province annual dividends on the outstanding common shares totalling approximately $269 million as compared with $200 million in 2013. In each of 2014 and 2013, Hydro One Inc. declared and paid to the Province a total annual cumulative dividend on its outstanding 12,920,000 series A preferred shares of approximately $18 million, which was calculated at a rate of $1.375 per annum per share, as stipulated in Hydro One Inc.’s articles at the time.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of Hydro One Inc.’s articles, as they may be amended from time to time. Hydro One Inc.’s authorized share capital consists of an unlimited number of common shares and an unlimited number of Class A Preference Shares. As at December 31, 2015, there were 142,239 common shares and no Class A Preference Shares issued and outstanding.

All of the outstanding shares of Hydro One Inc., including all of Hydro One Inc.’s voting securities, are held by Hydro One Limited.

Common Shares

Holders of common shares are entitled to receive notice of and to attend all meetings of shareholders and to vote thereat, except meetings at which only the holders of a specified class of shares are entitled to vote separately as a class or series. On each occasion when holders of common shares are entitled to vote, holders of common shares are entitled to one vote per share at all such meetings of shareholders. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Hydro One Inc., including the Class A Preference Shares, holders of the common shares are entitled, to receive dividends if, as, and when declared by the Board. Holders of common shares are also entitled to receive the remaining property of Hydro One Inc. upon its liquidation, dissolution or winding-up.

Class A Preference Shares

Hydro One Inc. may from time to time issue Class A Preference Shares. The holders of the Class A Preference Shares shall be entitled to receive, as and when declared by the Board, non-cumulative preferential dividends at a rate per share per annum to be determined by the Board.

Subject to the OBCA, holders of Class A Preference Shares are not entitled to receive notice of, or to attend or to vote at, any meeting of the shareholders of Hydro One Inc. The Class A Preference Shares are entitled to a preference over the common shares and any other shares ranking junior to the Class A Preference Shares with respect to payment of dividends and the distribution of assets and return of capital in the event of the liquidation, dissolution or winding up of Hydro One Inc.

Subject to the OBCA, Hydro One Inc., at its option, is entitled to redeem at any time or times all or any part of the Class A Preference Shares with or without the consent of such holder by giving notice in writing, (unless such notice is waived by the holder) specifying the number of shares to be redeemed, the redemption price and the date on which Hydro One Inc. wishes to redeem such Class A Preference Shares (the “Redemption Date”). The Redemption Date shall be 30 day(s) after the date on which the notice is given by the Company or such other date as Hydro One Inc. and such holder may agree. From and after the Redemption Date, subject to certain conditions, such Class A Preference Shares shall cease to be entitled to dividends and the holder thereof shall not be entitled to exercise any of the rights of holders of Class A Preference Shares in respect thereof.

CREDIT RATINGS

As at December 31, 2015, Hydro One Inc.’s corporate long term and short term credit ratings from approved rating organizations were as follows:

Rating Agency	Short term Debt Rating	Long term Debt Rating
DBRS Limited (“DBRS”)(1)	R-1 (low)	A (high)
Moody’s Investors Service (“Moody’s”)(2)	Prime-2	A3
Standard & Poor’s Rating Services (“S&P”)(3)	A-1	A

Notes:

(1)

On November 5, 2015, DBRS confirmed Hydro One Inc.’s issuer rating and senior unsecured debenture rating at A (high), downgraded its short term debt rating to R-1(low) from R-1 (mid), and revised its trend to stable.

(2)

On November 5, 2015, Moody’s downgraded the senior unsecured ratings of Hydro One Inc. to A3 from A2, downgraded its short term debt rating to Prime-2 from Prime-1, and revised its outlook on the Company to stable from negative.

(3)	On September 18, 2015, S&P affirmed its ratings on Hydro One Inc., including its A long term corporate credit rating on the company.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The rating agencies rate long term debt instruments by rating categories ranging from a high of AAA to a low of D (C in the case of Moody’s). Long term debt instruments which are rated in the A category by S&P are in the third highest category and mean the obligor’s capacity to meet its financial commitments and obligations is strong but is considered somewhat more susceptible to the adverse effects of changes in circumstances and adverse economic conditions than obligations in higher rated categories. S&P may modify the ratings from AA to CCC using a plus (+) or minus (-) sign to show relative standing within the major rating categories. Long term debt instruments which are rated in the A category by DBRS are in the third highest category and are considered to be of a good credit quality, with substantial capacity for the payment of financial obligations. Entities in the A category are considered to be vulnerable to future events, but qualifying negative factors are considered manageable. The “high” modifier indicates relative standing within this rating category by DBRS. Long term debt instruments which are rated in the A category by Moody’s are in the third highest category and are considered upper-medium grade and are subject to low credit risk. Moody’s applies numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 3 indicates a ranking in the lower end of that generic rating category.

The ratings mentioned above are not a recommendation to purchase, sell or hold Hydro One Inc.’s debt securities and do not comment on market price or suitability for a particular investor. There can be no assurance that the ratings will remain in effect for any given period of time or that the ratings will not be revised or withdrawn entirely by any or all of S&P, DBRS and Moody’s at any time in the future if in their judgment circumstances so warrant.

Hydro One Inc. has made, and anticipates making, payments to each of S&P, DBRS and Moody’s pursuant to the ratings agency services agreements entered into with such credit rating organizations with respect to the ratings assigned to the long term debt of the company. In addition, as debt securities are issued, Hydro One Inc. expects to make payments to such credit rating organizations pursuant to the ratings agency services agreements entered into with such credit rating organizations for the ratings they assign to such debt securities. Hydro One Inc. has also made payments to S&P for ratings evaluation services in connection with the initial public offering of Hydro One Limited and to DBRS for ratings evaluation services in connection with the disposition of Hydro One Brampton Networks Inc. There have been no other services provided by any of such credit rating organizations to the company within the last two years.

MARKET FOR SECURITIES

Hydro One Inc.’s Debentures (7.35%) due 2030, Series 2 Notes (6.93%) due 2032, Series 4 Notes (6.35%) due 2034, Series 5 Notes (6.59%) due 2043, Series 9 Notes (5.36%) due 2036, Series 11 Notes (5.00%) due 2046, Series 12 Notes (4.89%) due 2037, Series 13 Notes (5.18%) due 2017, Series 17 Notes (6.03%) due 2039, Series 18 Notes (5.49%) due 2040, Series 20 Notes (4.4%) due 2020, Series 23 Notes (4.39%) due 2041, Series 24 Notes (4.00%) due 2051, Series 25 Notes (3.20%) due 2022, Series 26 Notes (3.79%) due 2062, Series 27 Notes (Floating Rate 3-month BA + 0.37%) due 2016, Series 28 Notes (2.78%) due 2018, Series 29 Notes (4.59%) due 2043, Series 30 Notes (4.29%) due 2064, Series 31 Notes (Floating Rate 3-month BA + 0.35%) due 2019, Series 32 Notes (4.17%) due 2044, Series 33 Notes (1.62%) due 2020, Series 34 Notes (1.84%) due 2021, Series 35 Notes (2.77%) due 2026 and Series 36 Notes (3.91%) due 2046 are currently outstanding and, except for the Series 28 Notes and Series 29 Notes, are not listed on any exchange or similar market for securities. Hydro One Inc.’s Series 28 Notes and Series 29 Notes are listed for trading on the NYSE.

Prior Sales

Hydro One Inc. issued the following tranches of medium term notes in 2015 and in early 2016:

Note	Issue Date	Principal Amount (million) ($)	Sale Price ($) / $100 principal amount	Gross Proceeds ($)
Series 33 Notes (1.62%) due 2020	April 30, 2015	350	99.990	349,965,000.00
Series 34 Notes (1.84%) due 2021	February 24, 2016	500	99.981	499,905,000.00
Series 35 Notes (2.77%) due 2026	February 24, 2016	500	99.965	499,825,000.00
Series 36 Notes (3.91%) due 2046	February 24, 2016	350	99.86	349,510,000.00

Trading Price and Volume

Hydro One Inc.’s Series 28 Notes (2.78%) due 2018 are listed on the NYSE under the symbol “HYDO18”. The Series 29 Notes (4.59%) due 2043 are listed on the NYSE under the symbol “HYDO43”. In the period from their date of issuance to December 31, 2015, there have been no reported trades of the Series 28 Notes or the Series 29 Notes on the NYSE.

DIRECTORS AND OFFICERS

Directors and Executive Officers

On July 17, 2015, when the Province was still the sole shareholder of Hydro One Inc., the Province passed a special resolution that: (i) increased the number of directors to be elected at each annual meeting of shareholders of Hydro One Inc. to 15; and (ii) elected 11 new directors and re-elected Mr. David Denison, Mr. Carmine Marcello, Mr. George Cooke and Ms. Gale Rubenstein to the new Board.

Ms. Sandra Pupatello, Ms. Kathryn Bouey, Ms. Sally Daub, Ms. Catherine Karakatsanis, Mr. William Limbrick, Mr. Tom Moss, Mr. Yezdi Pavri, Mr. John Wiersma and Ms. Carole Workman ceased to be directors of Hydro One Inc. on July 17, 2015 with the appointment of the new Board. Mr. Marcello served on the Board from January 1, 2013 until September 3, 2015. Ms. Maureen Sabia served on the Board from April 25, 2014 to March 3, 2015. Mr. Don MacKinnon served on the Board from June 11, 2002 to May 26, 2015.

Under the Governance Agreement, the Board is required to be constituted to have the same members as the board of directors of Hydro One Limited, unless the board of directors of Hydro One Limited determines otherwise. As such, the current directors of Hydro One Inc. are also directors of Hydro One Limited. The following table sets forth information regarding the directors and executive officers of Hydro One Inc. as of December 31, 2015. Each director is elected annually to serve for one year or until his or her successor is elected or appointed.

Name, Province or State and Country of Residence	Age	Position/Title	Independent	Principal Occupation(1)	Committees
Mayo Schmidt(1) Ontario, Canada	58	President and Chief Executive Officer and Director		President and Chief Executive Officer, Hydro One Limited and Hydro One Inc.	—

Michael Vels Ontario, Canada	54	Chief Financial Officer		Chief Financial Officer, Hydro One Limited and Hydro One Inc.	—

Judy McKellar Ontario, Canada	59	Senior Vice President, People and Culture, Health, Safety and Environment of Hydro One Networks Inc.		Senior Vice President, People and Culture, Health, Safety and Environment of Hydro One Networks Inc.	—

Carmine Marcello(2)	51	Special Advisor to the President and CEO and Chair of the Board		Special Advisor to the President and CEO and Chair of the Board of Hydro One Inc.	—

Name, Province or State and Country of Residence	Age	Position/Title	Independent	Principal Occupation(1)	Committees
Alexander (Sandy) (3) Struthers Ontario, Canada	56	Chief Operating Officer		Chief Operating Officer, Hydro One Inc.	—

David Denison(4) Ontario, Canada	63	Director and Chair of the Board	Yes	Board Chair, Hydro One Limited and Hydro One Inc.	—

Ian Bourne(5) (6) Alberta, Canada	68	Director	Yes	Chair, Ballard Power Systems Inc.	Human Resources Committee (Chair); Nominating, Corporate Governance, Public Policy & Regulatory Committee

Charles Brindamour(6) Ontario, Canada	45	Director	Yes	Chief Executive Officer, Intact Financial Corporation	Audit Committee; Human Resources Committee

Marcello (Marc) Caira(5) (6) Ontario, Canada	61	Director	Yes	Vice-Chairman, Restaurant Brands International Inc.	Human Resources Committee; Nominating, Corporate Governance, Public Policy & Regulatory Committee

Christie Clark(6) Ontario, Canada	62	Director	Yes	Corporate Director	Human Resources Committee; Nominating, Corporate Governance, Public Policy & Regulatory Committee

George Cooke(5) (7) Ontario, Canada	62	Director	Yes	President, Martello Associates Consulting / Chair, OMERS Administration Corporation	Audit Committee; Health, Safety, Environment and First Nations & Métis Committee

Margaret (Marianne) Harris(6) Ontario, Canada	58	Director	Yes	Corporate Director	Human Resources Committee; Health, Safety, Environment and First Nations & Métis Committee (Chair)

James Hinds(6) Ontario, Canada	58	Director	Yes	Corporate Director	Audit Committee; Health, Safety, Environment and First Nations & Métis Committee

Kathryn Jackson(5) (6) Pennsylvania, United States	58	Director	Yes	Corporate Director	Nominating, Corporate Governance, Public Policy & Regulatory Committee; Health, Safety, Environment and First Nations & Métis Committee

Roberta Jamieson(6) Ontario, Canada	63	Director	Yes	President and Chief Executive Officer, Indspire	Audit Committee; Health, Safety, Environment and First Nations & Métis Committee

Frances Lankin(6) Ontario, Canada	61	Director	Yes	Corporate Director	Audit Committee; Nominating, Corporate Governance, Public Policy & Regulatory Committee

Philip Orsino(6) Ontario, Canada	61	Director	Yes	Corporate Director	Audit Committee (Chair); Nominating, Corporate Governance, Public Policy & Regulatory Committee

Name, Province or State and Country of Residence	Age	Position/Title	Independent	Principal Occupation(1)	Committees
Jane Peverett(5) (6) British Columbia, Canada	57	Director	Yes	Corporate Director	Human Resources Committee, Nominating, Corporate Governance, Public Policy & Regulatory Committee (Chair)

Gale Rubenstein(5) (8) Ontario, Canada	62	Director	Yes	Partner, Goodmans LLP	Human Resources Committee; Health, Safety, Environment and First Nations & Métis Committee

Notes:

(1)	Mr. Schmidt was appointed President and Chief Executive Officer and a director of Hydro One Inc. on September 3, 2015.
(2)

Mr. Marcello was the President and Chief Executive Officer of Hydro One Inc. until September 3, 2015. Mr. Marcello acted as the Special Advisor to the President and CEO and Chair of the Board from September 3, 2015 until December 31, 2015. As of January 1, 2016, Mr. Marcello is no longer employed by Hydro One.

(3)	As of February 3, 2016, Mr. Struthers is no longer employed by Hydro One.
(4)	Mr. Denison was appointed to the Board and appointed as Chair of the Board on April 16, 2015.
(5)	These directors have been designated as the Province’s nominees to the board of directors of Hydro One Limited for the purpose of the Governance Agreement.
(6)	These directors were first appointed to the Board on July 17, 2015.
(7)	Mr. Cooke has served on the Board since January 26, 2010.
(8)	Ms. Rubenstein has served on the Board since March 30, 2007.

The following includes a brief profile of each of the executive officers and directors of Hydro One, which include a description of their present occupation and their principal occupations for the past five years.

Mr. Mayo Schmidt is the President and Chief Executive Officer of both Hydro One Limited and Hydro One Inc. Prior to joining Hydro One, Mr. Schmidt served as President, CEO and director at Viterra Inc., one of the largest shippers and integrated agriculture export firms in Canada and globally. During his tenure, Viterra grew to operate in 14 countries with industrial assets and a supply chain to 50 countries with 500+ assets and 17 ports. Mr. Schmidt is a director of Agrium Inc. and serves as the Chairman of the Corporate Governance and Nominating Committee and is a member of the Environment, Health, Safety & Security Committee. Mr. Schmidt also sits on the CEO Advisory Committee on Cyber Security with other CEOs representing a variety of Canadian industry sectors and the Deputy Minister level within the Canadian federal government and is a member of Washburn University’s Foundation Board of Trustees and the Lincoln Society. Mr. Schmidt received his B.B.A. from Washburn in 1980. Mr. Schmidt has been recognized in the Financial Post’s Top 10 CEO Scorecard Rankings, as CEO of the Year by Canadian Business Magazine, as well as being awarded the Saskatchewan Centennial Medal.

Mr. Michael Vels is the Chief Financial Officer of both Hydro One Limited and Hydro One Inc. Prior to joining Hydro One, Mr. Vels served as Maple Leaf Foods Inc.’s Chief Financial Officer (2004 to 2014), and, in 2014, served as the Chief Transition Officer of the Company. From 1991 to 2004, Mr. Vels took on increasing roles and responsibility at Maple Leaf Foods. Prior to 1991, he worked in public accounting in Canada and mergers and acquisitions in the United Kingdom. Mr. Vels currently serves as Director of Canada’s National Ballet School and formerly served on the board of directors for Canada Bread Company, Ltd. (2007-2014) and Country Style Food Services Inc. (2007-2009). He is a past member of the OSC Continuous Disclosure Advisory Committee. Mr. Vels earned a Bachelor of Accountancy from the University of Witwatersrand, in Johannesburg, South Africa. He is a Chartered Accountant (South African Institute of Chartered Accountants).

Ms. Judy McKellar is the Senior Vice President, People and Culture, Health, Safety and Environment of Hydro One Networks Inc., a wholly-owned subsidiary of Hydro One Inc. She was appointed to this position on November 17, 2014. Ms. McKellar has held various roles of increasing responsibility at Hydro One in the Human Resources department over her 30+ year career and was appointed VP of Human Resources in 2010. In 2014, she assumed the additional responsibility of Senior Vice President of People and Culture/Health, Safety and Environment and serves as the accountable executive for the Human Resources Committee of the Board of Directors. Ms. McKellar earned a Bachelor of Arts degree from Victoria College, University of Toronto and was recently named as one of 2015’s 100 Most Powerful Women in Canada by PricewaterhouseCoopers in the “Public Sector” category.

Carmine Marcello was the Special Advisor to the President and CEO and Chair of the Board of Hydro One Inc. from September 3, 2015 until December 31, 2015. Mr. Marcello is the former President and Chief Executive Officer of Hydro One Inc., a position he held from January 2013 until September 3, 2015. He joined Ontario Hydro in 1987 and has over 25 years’ experience in the electric utility industry and has held many senior management positions at Ontario Hydro and then Hydro One Inc. In 2007, he was appointed Vice President, Corporate Projects and in 2009 he was appointed Senior Vice President, Asset Management and was responsible for the life cycle management of Hydro One’s transmission and distribution assets including Hydro One’s Smart Grid Initiative. In 2010, he was appointed Executive Vice President, Strategy and was responsible for transmission and distribution asset management, transmission and distribution development, business and power systems, information technology, telecommunications and the operations of various Hydro One subsidiaries. Mr. Marcello holds a Master of Business Administration from York University, a Bachelor of Applied Science in Electrical Engineering from the University of Toronto and holds an ICD.D designation from the Institute of Corporate Directors. As of January 1, 2016, Mr. Marcello is no longer an employee of Hydro One.

Mr. Alexander (Sandy) Struthers was the Chief Operating Officer and Executive Vice President Strategic Planning of Hydro One Inc. and Hydro One Networks Inc. Mr. Struthers had previously served as Hydro One Inc.’s Chief Financial Officer and Chief Administrative Officer (2013-2014). Mr. Struthers first joined Hydro One Inc. in 2000 as a Finance Director responsible for mergers and acquisitions and has since held a number of senior management positions as Chief Financial Officer (2009-2012), and as Vice President and Chief Information Officer (2004-2008). Prior to joining the Company, Mr. Struthers was a partner in the Corporate Finance group of a national accounting firm. Mr. Struthers holds a Master of Business Administration from York University and a Bachelor of Commerce (Honours) from Queen’s University. He is a member of the Institute of Corporate Directors, a Chartered Professional Accountant and a member of the Institute of Chartered Accountants of Ontario, and a past member of the Canadian Institute of Chartered Business Valuators. As of February 3, 2016, Mr. Struthers is no longer an employee of Hydro One.

Mr. Ian Bourne is the chair of the board of directors of Ballard Power Systems, Inc. (2006-present), a leader in proton exchange membrane fuel cell technology. He is a director of the Canada Pension Plan Investment Board, Wajax Corporation, and the Canadian Public Accountability Board. He is also the former chair of the board of directors of SNC-Lavalin Group Inc. (2013-2015), for whom he was a director from 2009 to 2015 and also served as that company’s Interim Chief Executive Officer from March 2012 to October 2012. Mr. Bourne has been a member of the human resources committee of the Canada Pension Plan Investment Board, Ballard Power Systems Inc. and SNC-Lavalin Group Inc. He was a director of Canadian Oil Sands Limited (2007-2016) and also served as the chair of its Corporate Governance and Compensation Committee. Mr. Bourne has been active in serving a variety of community based organizations including the Calgary Philharmonic Orchestra, The Glenbow Museum and The Calgary Foundation. He holds a Bachelor of Commerce degree from Mount Allison University and is a Fellow of the Institute of Corporate Directors.

Mr. Charles Brindamour is the Chief Executive Officer of Intact Financial Corporation, Canada’s largest property and casualty insurance provider. Mr. Brindamour is a director of Intact Financial Corporation, the C.D. Howe Institute, Branksome Hall and of the Insurance Bureau of Canada. He is also a member of the Advisory Committee of the University of Waterloo’s Climate Change Adaptation Project, serves on the advisory board of Gibraltar Growth Corporation and is co-chair of Laval University’s “Grande Campagne”. Mr. Brindamour is a graduate of Laval University in Actuarial Sciences and an associate of the Casualty Actuarial Society.

Mr. Marc Caira is the Vice-Chairman of the board of directors of Restaurant Brands International Inc., a multinational quick service restaurant company. He is also a director of the Minto Group, a private real estate developer. Prior to his appointment as Vice-Chairman of Restaurant Brands International Inc. in December 2014, Mr. Caira was President and Chief Executive Officer of Tim Hortons Inc. (July 2013-December 2014), a multinational fast food restaurant, a member of the executive board of Nestlé S.A. in Switzerland, a transnational food and beverage company, and Chief Executive Officer of Nestlé Professional. Mr. Caira holds a Diploma in Marketing Management from Seneca College, Toronto (1977) and is a graduate of the Director Program at The International Institute for Management Development, Lausanne, Switzerland.

Mr. Christie Clark is a corporate director. He serves as a director of Loblaw Companies Limited, a Canadian food and pharmacy retailer, Air Canada, a Canadian airline company, and Choice Properties Real Estate Investment Trust, an owner, manager and developer of retail and commercial real estate across Canada. He previously served as the Chief Executive Officer and Senior Partner of PricewaterhouseCoopers LLP from July 2005 to July 2011. Mr. Clark is a Fellow of the Institute of Chartered Accountants, and in addition to his public company board memberships, he is on the Board of Alpine Canada and is a member of the Advisory Board of the Smith School of Business at Queen’s University. Mr. Clark holds a Bachelor of Commerce degree from Queen’s University and a Master of Business Administration degree from the University of Toronto.

Mr. George Cooke is President of Martello Associates Consulting, a business strategy consulting firm. He is also the Chair of the board of directors of the OMERS Administration Corporation and CANATICS (Canadian National Insurance Crime Services). Mr. Cooke is the former President and CEO of The Dominion of Canada General Insurance Company (“The Dominion”), a property and casualty insurance company, a position he held from 1992 to August 2012. In August 2012, Mr. Cooke retired from his role as President of The Dominion and continued to hold the position of Chief Executive Officer of the company until December 31, 2012. Mr. Cooke obtained a Bachelor of Arts degree (Hons.) in Political Studies (1975) and a Master of Business Administration degree (1977) from Queen’s University. He also holds an Honorary Doctor of Laws degree (1999) from Assumption University in Windsor.

Mr. David Denison is the board chair of Hydro One Limited and Hydro One Inc. He is a corporate director and previously served as President and Chief Executive Officer of the Canada Pension Plan Investment Board, a global investment management organization, from 2005 to 2012. Prior to that, Mr. Denison was President of Fidelity Investments Canada Limited. Mr. Denison is a director of the Royal Bank of Canada, Bell Canada, Allison Transmission Holdings Inc. and serves as Vice-Chair of Sinai Health Systems. He is also a member of the Investment Board and International Advisory Committee of the Government of Singapore Investment Corporation, the International Advisory Council of China Investment Corporation, the World Bank Treasury Expert Advisory Committee and the University of Toronto Investment Advisory Committee. In April 2014, Mr. Denison was appointed a member of the Premier’s Advisory Council on Government Assets whose mandate was to review and identify opportunities to modernize government business enterprises. Mr. Denison earned Bachelor degrees in mathematics and education from the University of Toronto and is a Chartered Professional Accountant and a Fellow of the Institute of Chartered Accountants of Ontario. Mr. Denison is an Officer of the Order of Canada.

Ms. Marianne Harris is a corporate director. She is the chair of the board of directors of the Investment Industry Regulatory Organization of Canada (“IIROC”), a self-regulatory organization that oversees investment dealers and trading activity on debt and equity marketplaces in Canada. Prior to becoming a corporate director, Ms. Harris was Managing Director of the Bank of America Merrill Lynch and President, Corporate and Investment Banking for Merrill Lynch Canada Inc. In addition to her position as Chair of IIROC, she is a director of Sun Life Financial Inc. and Sun Life Assurance Company of Canada. Ms. Harris is also a member of the Dean’s Advisory Council at the Schulich School of Business (York University) and the Advisory Council of the Hennick Centre for Business and Law (York University). Ms. Harris holds a Master of Business Administration degree from the Schulich School of Business, a Juris Doctorate degree from Osgoode Hall Law School (York University) and a B.Sc. (Honours) from Queen’s University.

Mr. James Hinds is a corporate director. He is also a director of Allbanc Split Corp., a mutual fund company. He is a retired investment banker, having previously served as Managing Director of TD Securities Inc., prior to which he held positions at CIBC Wood Gundy Inc. and Newcrest Capital Inc. Mr. Hinds was the past chair of the Independent Electricity System Operator (IESO), a Crown corporation responsible for operating the electricity market, and was also chair of the former Ontario Power Authority Board of Directors (2010-2014) until its merger with the IESO effective January 1, 2015. Mr. Hinds received a Bachelor of Arts degree from Victoria College at the University of Toronto, a Master of Business Administration from the Wharton School of Business and a law degree from the University of Toronto Law School.

Dr. Kathryn Jackson is a corporate director. She also heads the energy and technology consulting practice for KeySource, serving clients in business growth, technology development and energy services across commercial markets and in the U.S. federal sector. Until 2015 she was the Senior Vice President and Chief Technology Officer of RTI International Metals Inc. (2014 - 2015), a U.S. titanium producer, and also served as Head of Overall Research and Development Activities. Prior to joining RTI, Dr. Jackson was Senior Vice President and Chief Technology Officer at Westinghouse Electric Company, a U.S. nuclear power company. Dr. Jackson is a director of Portland General Electric and previously served as Chair of the Independent System Operator New England. She is an advisor to Carnegie Mellon University’s Engineering School and the Complex Engineered Systems program, and is a member of the advisory board of the Carnegie Mellon Electricity Industry Center. Dr. Jackson holds a Doctorate and a Master’s degree in Engineering and Public Policy from Carnegie Mellon University, a Master’s degree in Industrial Engineering Management from the University of Pittsburgh and a Bachelor’s degree in Physics from Grove City College.

Ms. Roberta Jamieson is a Mohawk woman from the Six Nations of the Grand River Territory in Ontario, where she still resides. She is also President and Chief Executive Officer of Indspire, Canada’s premiere Indigenous-led charity, and Executive Producer of the Indspire Awards, a nationally broadcast gala honoring Indigenous achievement. Ms. Jamieson was the first First Nations woman to earn a law degree in Canada; the first non-parliamentarian appointed an ex-officio member of a House of Commons Committee; the first woman Ombudsman of Ontario (1989-1999); and in December 2011, she was the first woman elected Chief of the Six Nations of the Grand River Territory. She was also a Director of Ontario Power Generation Inc. (2012-2015) and was the Chair of its Risk Oversight Committee. Ms. Jamieson was appointed a Member of the Order of Canada in 1994. Ms. Jamieson holds a Bachelor of Laws from the University of Western Ontario.

Hon. Frances Lankin is a corporate director. She was the former President and CEO of the United Way Toronto (2001-2010), a Toronto-based charity. In 2009, Ms. Lankin was appointed to the Queen’s Privy Council for Canada and served for five years as a member of the Security Intelligence Review Committee. In 2014, Ms. Lankin was appointed to the Premier’s Advisory Council on Government Assets whose mandate was to review and identify opportunities to modernize government business enterprises, and in 2011 and 2012, she co-led a review of Ontario’s social assistance system as part of the province’s poverty reduction strategy. Ms. Lankin is currently Chair of the National NewsMedia Council, and a director of the Ontario Lottery and Gaming Corporation and the Institute of Corporate Directors. Ms. Lankin was appointed a Member of the Order of Canada in 2012.

Mr. Philip Orsino is a corporate director. He was the President and Chief Executive Officer of Jeld-Wen Inc., a global integrated manufacturer of building products from 2011 until he retired in 2014. Formerly until October 2005, Mr. Orsino was the President and Chief Executive Officer of Masonite International Corporation for 22 years. Mr. Orsino is a director of The Bank of Montreal and chair of its Audit and Conduct Review Committee and a director of The Minto Group, a private real estate developer, and member of its Audit Committee, was the recipient of the 2003 Canada’s Outstanding CEO of the Year Award and received the University of Toronto’s Distinguished Business Alumni Award for 2002. He is a Fellow of the Institute of Chartered Accountants and holds a degree from Victoria College at the University of Toronto. Mr. Orsino was appointed an Officer of the Order of Canada in 2004.

Ms. Jane Peverett is a corporate director. She was also President and Chief Executive Officer (2005-2009) of the British Columbia Transmission Corporation, which was responsible for the high voltage electricity transmission system in British Columbia. Prior to that she was President and CEO of Union Gas Limited. Ms. Peverett currently serves as a director of the Canadian Imperial Bank of Commerce and chair of its Audit Committee, a director of Encana Corporation and chair of its Audit Committee, and a director of Associated Electric & Gas Insurance Services Limited (AEGIS). Ms. Peverett earned a Bachelor of Commerce degree from McMaster University and a Master of Business Administration degree from Queen’s University. She is also a Certified Management Accountant, a Fellow of the Society of Management Accountants, and holds the ICD.D designation from the Institute of Corporate Directors.

Ms. Gale Rubenstein is a partner of the law firm Goodmans LLP and a member of the firm’s Executive Committee. Ms. Rubenstein was senior counsel to the Pan Canadian Investors Committee for Third Party Asset Backed Commercial Paper, counsel to liquidators of numerous financial institutions, counsel to the Province in connection with the General Motors and Chrysler restructurings and counsel to the Superintendent of Financial Services (Ontario) regarding the Algoma and Stelco pension plans. She has authored numerous papers on the insolvency of insurance companies and banks. She obtained her Bachelor of Laws degree from Osgoode Hall Law School (York University) and is a member of the Canada Deposit Insurance Corporation Advisory Panel on Resolution and a Director of the Insolvency Institute of Canada, the Osgoode Hall Alumni Association, the Ontario Heart and Stroke Foundation and Outside the March Theatre Company.

Information Regarding Certain Directors and Executive Officers

As at December 31, 2015, none of the directors or executive officers of Hydro One Inc. beneficially owned, or controlled, directly or indirectly, any common shares.

Corporate Cease Trade Orders and Bankruptcies

Except as described below:

•

none of the directors or executive officers of Hydro One Inc. is, or within the last 10 years has served as, a director or executive officer of any company that, during such service or within a year after the end of such service, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

•

none of the directors or executive officers of Hydro One Inc. is, or within the last 10 years has served as, a director, chief executive officer or chief financial officer of any company that, during such service or as a result of an event that occurred during such service, was subject to an order (including a cease trade order, or similar order or an order that denied access to any exemption under securities legislation), for a period of more than 30 consecutive days; or

•

none of the directors or executive officers of Hydro One Inc. nor any shareholder holding shares sufficient to materially affect control of Hydro One Inc., within the last 10 years has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

In May 2004, Saskatchewan Wheat Pool Inc., a predecessor to Viterra Inc., initiated a disposition of its hog operations, which had been carried on through certain of its subsidiaries, through a court supervised process under the Companies’ Creditors Arrangement Act (Canada). On April 12, 2005, the Saskatchewan Financial Services Commission issued a cease trade order against four of these subsidiaries for failing to file the required annual continuous disclosure documents. The cease trade order was revoked on October 18, 2010 pursuant to Viterra Inc.’s application to effect a re-organization of the entities in question. Mr. Schmidt served as an officer and/or director of these entities at the time.

Penalties or Sanctions

None of the directors or executive officers of Hydro One Inc., nor any shareholder holding shares sufficient to materially affect control of Hydro One Inc., has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, there are no existing potential conflicts of interest among the Company and the directors or executive officers of the Company as a result of their outside business interests as at the date of this annual information form. Certain of the directors and executive officers serve as directors and executive officers of other public companies. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Company.

Indebtedness of Directors and Executive Officers

No director, executive officer, employee, former director, former executive officer or former employee or associate of any director or executive officer of Hydro One Inc. or any of its subsidiaries had any outstanding indebtedness to Hydro One Inc. or any of its subsidiaries except routine indebtedness or had any indebtedness that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Hydro One Inc. or any of its subsidiaries.

CORPORATE GOVERNANCE

Hydro One and the Board recognize the importance of corporate governance to the effective long term management of the Company. Independence, integrity and accountability are the foundation of the Company’s approach to corporate governance.

Hydro One Inc.’s corporate governance practices are influenced by, and to the extent applicable, largely mimic the corporate governance practices of Hydro One Limited. Hydro One Inc.’s corporate governance practices are also influenced by the obligations of Hydro One Limited under the Governance Agreement. The Governance Agreement requires the Board to be constituted to have the same members as the board of directors of Hydro One Limited unless the board of directors of Hydro One Limited determines otherwise. The Governance Agreement also requires, among other things, that Hydro One Limited cause its subsidiaries, including Hydro One Inc., to manage and operate their business and affairs on a basis that permits Hydro One Limited to maintain, and act in accordance with corporate governance policies, procedures and practices that are consistent with the best practices of leading Canadian publicly listed companies, having regard to Hydro One Limited’s ownership structure and the Governance Agreement.

For further details on Hydro One Limited’s corporate governance practices, including information about its various board committees, please refer to the management information circular of Hydro One Limited for its upcoming annual meeting which, once filed, can be found under Hydro One Limited’s profile on SEDAR at www.sedar.com.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as noted below and elsewhere in this annual information form, there are no material interests, direct or indirect, of any director or executive officer of the Company, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of Hydro One Inc.’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date hereof that has materially affected or is reasonably expected to materially affect the Company.

Relationships with the Province and Other Parties

Overview

The Province is Hydro One Limited’s principal shareholder, and Hydro One Limited owns all of the issued and outstanding shares of Hydro One Inc. The OEB is the principal regulator of Ontario’s electricity industry. The Province appoints the board members of the OEB and fills any vacancies on the OEB. The OEB is obligated to implement approved directives of the Province concerning general policy and objectives to be pursued by the OEB and other directives aimed at addressing existing or potential abuses of market power by industry participants. The IESO, among other matters, directs the operation of the Ontario power system by balancing supply and demand of electricity and directing electricity flow and assumed the responsibility for forecasting supply and demand of electricity over the medium and long term to meet the needs of the province. The board of directors of the IESO, other than its Chief Executive Officer, is appointed by the Province in accordance with the regulations in effect from time to time under the Electricity Act.

In connection with the initial public offering of Hydro One Limited, Hydro One Limited entered into the Governance Agreement with the Province, which, among other things, addressed the Province’s role in the governance of Hydro One Limited. The Governance Agreement requires the Board to be constituted to have the same members as the board of directors of Hydro One Limited unless the board of directors of Hydro One Limited determines otherwise. The Governance Agreement also requires, among other things, that Hydro One Limited cause its subsidiaries, including Hydro One Inc., to manage and operate their business and affairs on a basis that permits Hydro One Limited to maintain, and act in accordance with corporate governance policies, procedures and practices that are consistent with the best practices of leading Canadian publicly listed companies, having regard to Hydro One Limited’s ownership structure and the Governance Agreement. For a complete description of the Governance Agreement, and the other details of the relationship between Hydro One Limited and the Province, please refer to Hydro One Limited’s Annual Information Form dated March 22, 2016 which is available under Hydro One Limited’s profile on SEDAR at www.sedar.com.

A copy of the Governance Agreement can also be found under Hydro One Limited’s profile on SEDAR at www.sedar.com. Also see the Annual MD&A under the heading “Related Party Transactions”.

Transfer Orders

The transfer orders pursuant to which Hydro One Inc. acquired Ontario Hydro’s electricity transmission, distribution and energy services businesses as of April 1, 1999, did not transfer certain assets, rights, liabilities or obligations where the transfer would constitute a breach of the terms of any such asset, right, liability or obligation or a breach of any law or order (the “trust assets”). The transfer orders also did not transfer title to assets located on Reserves, which assets are held by the Ontario Energy Financial Corporation. For more information, see the Annual MD&A under the subheading “Risk Management and Risk Factors – Risk from Transfer of Assets Located on Reserves”.

Hydro One is obligated under the transfer orders to manage both the trust assets (until it has obtained all consents necessary to complete the transfer of title to these assets to Hydro One) and the assets otherwise retained by the Ontario Electricity Financial Corporation that relate to Hydro One’s businesses. Hydro One has entered into an agreement with the Ontario Electricity Financial Corporation under which it is obligated, in managing these assets, to take instructions from the Ontario Electricity Financial Corporation if Hydro One’s actions could have a material adverse effect on the Ontario Electricity Financial Corporation. The Ontario Electricity Financial Corporation has retained the right to take control of and manage the assets, although it must notify and consult with Hydro One before doing so and must exercise its powers relating to the assets in a manner that will facilitate the operation of Hydro One’s businesses. The consent of the Ontario Electricity Financial Corporation is also required prior to any disposition of these assets.

The Province also transferred officers, employees, assets, liabilities, rights and obligations of Ontario Hydro in a similar manner to its other successor transferees. These transfer orders include a dispute resolution mechanism to resolve any disagreement among the various transferees with respect to the transfer of specific assets, liabilities, rights or obligations.

The transfer orders do not contain any representations or warranties from the Province or the Ontario Electricity Financial Corporation with respect to the transferred officers, employees, assets, liabilities, rights and obligations. Furthermore, under the Electricity Act, the Ontario Electricity Financial Corporation was released from liability in respect of all assets and liabilities transferred by the transfer orders, except for liability under Hydro One’s indemnity from the Ontario Electricity Financial Corporation. The parties, with the consent of the Minister of Finance, agreed to terminate such indemnity effective October 31, 2015. By the terms of the transfer orders, each transferee indemnifies the Ontario Electricity Financial Corporation with respect to any assets and liabilities related to that transferee’s business not effectively transferred, and is obligated to take all reasonable measures to complete the transfers where the transfers were not effective.

Hydro One has indemnified the Ontario Electricity Financial Corporation in respect of the damages, losses, obligations, liabilities, claims, encumbrances, penalties, interest, taxes, deficiencies, costs and expenses arising from matters relating to the Company’s business and any failure by Hydro One to comply with its obligations to the Ontario Electricity Financial Corporation under agreements dated as of April 1, 1999. These obligations include obligations to employ the employees transferred to Hydro One under the transfer orders, make and remit employee source deductions (including tax withholding amounts, and employer contributions), manage the real and personal properties which the Ontario Electricity Financial Corporation continues to hold in trust or otherwise and take any necessary action to transfer all of these properties to the Company, to pay realty taxes and other costs, provide access to books and records and to assume other responsibilities in respect of the assets held by the Ontario Electricity Financial Corporation in trust for the Company.

Departure Taxes

By virtue of being wholly owned by the Province, Hydro One was exempt from tax under the Income Tax Act (Canada) and the Taxation Act, 2007 (Ontario). However, under the Electricity Act, Hydro One was required to make payments in lieu of tax to the Ontario Electricity Financial Corporation. The payments in lieu of tax were, in general, based on the amount of tax that Hydro One would otherwise be liable to pay under the Income Tax Act (Canada) and the Taxation Act, 2007 (Ontario) if it was not exempt from taxes under those statutes.

In connection with the initial public offering of Hydro One Limited, Hydro One’s exemption from tax under the Income Tax Act (Canada) and the Taxation Act, 2007 (Ontario) ceased to apply. Under the

Income Tax Act (Canada) and the Taxation Act, 2007 (Ontario), Hydro One was deemed to have disposed of its assets immediately before it lost its tax exempt status resulting in Hydro One making payments in lieu of tax under the Electricity Act totalling $2.6 billion in respect thereof, calculated by reference to the Income Tax Act (Canada) (“departure tax”). The departure tax amount was confirmed by a letter from the Minister of Finance.

Hydro One Inc. also paid the Ontario Electricity Financial Corporation approximately $0.2 billion in additional payments in lieu of tax in connection with the initial public offering and approximately $0.1 billion in other payments in lieu of tax installments.

For a discussion of the departure tax and the related financial implications on the Company, see the Annual MD&A under the heading “Related Party Transactions”.

MATERIAL CONTRACTS

The following are the only material contracts that Hydro One Inc. has entered into since January 1, 2002 that remain in effect, other than contracts entered into by Hydro One Inc. in the ordinary course of business:

(a)	(i)

a third supplemental trust indenture dated as of January 31, 2003 relating to the issuance of Series 4 Notes in the aggregate principal amount of $1,000,000,000, of which $200,000,000 was drawn down on January 31, 2003, $120,000,000 was drawn down on June 25, 2004 and $65,000,000 was drawn down on August 24, 2004, pursuant to the Trust Indenture dated as of June 4, 2001 between Hydro One Inc. and Computershare Trust Company of Canada (the “Trust Indenture”);

(ii)

a fourth supplemental trust indenture dated as of April 22, 2003 relating to the issuance of Series 5 Notes in the aggregate principal amount of $1,000,000,000, of which $250,000,000 was drawn down on April 22, 2003 and $65,000,000 was drawn down on August 20, 2004, pursuant to the Trust Indenture;

(iii)

an eighth supplemental indenture dated as of May 19, 2005 relating to the issuance of Series 9 Notes in the aggregate principal amount of $1,000,000,000, of which $350,000,000 was drawn down on May 19, 2005 and $250,000,000 was drawn down on April 24, 2006, pursuant to the Trust Indenture;

(iv)

a tenth supplemental trust indenture dated as of October 19, 2006 relating to the issuance of Series 11 Notes in the aggregate principal amount of $1,000,000,000, of which $75,000,000 was drawn down on October 19, 2006, and $250,000,000 was drawn down on September 13, 2010, pursuant to the Trust Indenture;

(v)

an eleventh supplemental trust indenture dated as of March 13, 2007 relating to the issuance of Series 12 Notes in the aggregate principal amount of $1,000,000,000, of which $400,000,000 was drawn on March 13, 2007, pursuant to the Trust Indenture;

(vi)

a twelfth supplemental trust indenture dated as of October 18, 2007 relating to the issuance of Series 13 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on October 18, 2007 and $300,000,000 was drawn down on March 3, 2008, pursuant to the Trust Indenture;

(vii)

a sixteenth supplemental trust indenture dated as of March 3, 2009 relating to the issuance of Series 17 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on March 3, 2009, pursuant to the Trust Indenture;

(viii)

a seventeenth supplemental trust indenture dated as of July 16, 2009 relating to the issuance of Series 18 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on July 16, 2009 and $200,000,000 was drawn on March 15, 2010, pursuant to the Trust Indenture;

(ix)

a nineteenth supplemental trust indenture dated as of March 15, 2010 relating to the issuance of Series 20 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on March 15, 2010, pursuant to the Trust Indenture;

(x)	a twenty-second supplemental trust indenture dated as of July 29, 2011 amending the definition of “Canadian GAAP” in the Trust Indenture;

(xi)

a twenty-third supplemental trust indenture dated as of September 26, 2011 relating to the issuance of Series 23 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on September 26, 2011, pursuant to the Trust Indenture;

(xii)

a twenty-fourth supplemental trust indenture dated as of December 22, 2011 relating to the issuance of Series 24 Notes in the aggregate principal amount of $1,000,000,000, of which $100,000,000 was drawn down on December 22, 2011, and $125,000,000 was drawn down on May 22, 2012, pursuant to the Trust Indenture;

(xiii)

a twenty-fifth supplemental trust indenture dated as of January 13, 2012 relating to the issuance of Series 25 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on January 13, 2012, and $300,000,000 was drawn down on May 22, 2012, pursuant to the Trust Indenture;

(xiv)

a twenty-sixth supplemental trust indenture dated as of July 31, 2012 relating to the issuance of Series 26 Notes in the aggregate principal amount of $1,000,000,000, of which $75,000,000 was drawn down on July 31, 2012, and $235,000,000 was drawn down on August 16, 2012, pursuant to the Trust Indenture;

(xv)

a twenty-seventh supplemental trust indenture dated as of December 3, 2012 relating to the issuance of Series 27 Notes in the aggregate principal amount of $1,000,000,000, of which $50,000,000 was drawn down on December 3, 2012, pursuant to the Trust Indenture;

(xvi)

a twenty-eighth supplemental trust indenture dated as of October 9, 2013 relating to the issuance of Series 28 Notes in the aggregate principal amount of $1,000,000,000, of which $750,000,000 was drawn down on October 9, 2013, pursuant to the Trust Indenture;

(xvii)

a twenty-ninth supplemental trust indenture dated as of October 9, 2013 relating to the issuance of Series 29 Notes in the aggregate principal amount of $1,000,000,000, of which $435,000,000 was drawn down on October 9, 2013, pursuant to the Trust Indenture;

(xviii)

a thirtieth supplemental trust indenture dated as of January 29, 2014 relating to the issuance of Series 30 Notes in the aggregate principal amount of $1,000,000,000, of which $50,000,000 was drawn down on January 29, 2014, pursuant to the Trust Indenture;

(xix)

a thirty-first supplemental trust indenture dated as of March 21, 2014 relating to the issuance of Series 31 Notes in the aggregate principal amount of $1,000,000,000 of which $125,000,000 was drawn down on March 21, 2014, $50,000,000 was drawn down on May 14, 2014, and $53,000,000 was drawn down on June 24, 2014, pursuant to the Trust Indenture;

(xx)

a thirty-second supplemental trust indenture dated as of June 6, 2014 relating to the issuance of Series 32 Notes in the aggregate principal amount of $1,000,000,000 of which $350,000,000 was drawn down on June 6, 2014, pursuant to the Trust Indenture; and

(xxi)

a thirty-third supplemental trust indenture dated as of April 30, 2015 relating to the issuance of Series 33 Notes in the aggregate principal amount of $1,000,000,000 of which $350,000,000 was drawn down on April 30, 2015.

(xxii)

a thirty-fourth supplemental trust indenture dated as of February 24, 2016 relating to the issuance of Series 34 Notes in the aggregate principal amount of $1,000,000,000 of which $500,000,000 was drawn down on February 24, 2016.

(xxiii)

a thirty-fifth supplemental trust indenture dated as of February 24, 2016 relating to the issuance of Series 35 Notes in the aggregate principal amount of $1,000,000,000 of which $500,000,000 was drawn down on February 24, 2016.

(xxiv)

a thirty-sixth supplemental trust indenture dated as of February 24, 2016 relating to the issuance of Series 36 Notes in the aggregate principal amount of $1,000,000,000 of which $350,000,000 was drawn down on February 24, 2016.

Each of these supplemental trust indentures supplement the terms of the Trust Indenture, which contains customary covenants and representations by Hydro One Inc. for the public issuance of debt securities in the Canadian market.

(b)

the underwriting agreement (the “Underwriting Agreement”) dated October 29, 2015, between Hydro One Limited, Hydro One Inc., the Province and a syndicate of underwriters pursuant to which the underwriters agreed to purchase, and the Province agreed to sell 81,100,000 common shares (such number of shares subsequently increased to an aggregate of 89,250,000 common shares) of Hydro One Limited at a price of $20.50 per share. The Underwriting Agreement provides that Hydro One Limited and Hydro One Inc. will jointly and severally indemnify the underwriters and each of their respective affiliates, and their directors, officers, partners, employees, agents and controlling persons against certain liabilities, including liabilities under Canadian securities legislation.

(c)

a dealer agreement (the “Dealer Agreement”) dated December 14, 2015 between the Company and BMO Nesbitt Burns Inc., Casgrain & Company Limited, CIBC World Markets Inc., Desjardins Securities Inc., Laurentian Bank Securities Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. (collectively, the “Dealers”), relating to the public offering of unsecured medium term notes of Hydro One Inc. in a maximum aggregate principal amount of up to $3,500,000,000. The Dealer Agreement provides for the appointment of the Dealers as non-exclusive agents of Hydro One Inc. to solicit, from time to time, offers to purchase its medium term notes in Canada, the United States and, in certain circumstances, other jurisdictions.

Copies of the foregoing material agreements have been filed with the Canadian securities regulatory authorities and are available on SEDAR at www.sedar.com.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is from time to time involved in legal proceedings of a nature considered normal to its business. Except as disclosed below, Hydro One believes that none of the litigation in which it is currently involved, or has been involved since the beginning of the most recently completed financial year, individually or in the aggregate, is material to its consolidated financial condition or results of operations. The Company is not subject to any material regulatory actions.

In connection with the reorganization of Ontario Hydro, Hydro One Inc. succeeded Ontario Hydro as a party to various pending legal proceedings relating to the businesses, assets, real estate and employees transferred to it. Hydro One Inc. also assumed responsibility for future claims relating to the businesses, assets, real estate and employees acquired by Hydro One Inc. and arising out of events occurring prior to, as well as after, April 1, 1999. In addition to claims assumed by the Company, it is, from time to time, named as a defendant in legal actions arising in the normal course of business. There are currently no actions that are outstanding which are expected to have a material adverse effect on the Company.

INTEREST OF EXPERTS

KPMG LLP, Chartered Professional Accountants, located at 333 Bay Street, Suite 4600, Bay Adelaide Centre, Toronto, Ontario M5H 2S5, is the auditor of Hydro One Inc. and has audited the consolidated financial statements of Hydro One Inc. as at and for the years ended December 31, 2015 and December 31, 2014. KPMG LLP has confirmed that it is independent of Hydro One Inc. within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

TRUSTEE AND REGISTRARS

The trustee and registrar for Hydro One Inc.’s debt securities is Computershare Trust Company of Canada, located in Toronto, Ontario. The U.S. trustee and registrar for certain of Hydro One Inc.’s debt securities is Computershare Trust Company, N.A., located in New York, New York.

ADDITIONAL INFORMATION

Additional information relating to Hydro One Inc. may be found on SEDAR at www.sedar.com.

Additional financial information is provided in the Annual MD&A and in the consolidated financial statements and notes to the consolidated financial statements of Hydro One Inc. for 2015.

STATEMENT OF EXECUTIVE COMPENSATION

Hydro One Inc.’s Statement of Executive Compensation is set out under Schedule “A” hereto.

SCHEDULE “A”

STATEMENT OF EXECUTIVE COMPENSATION

I. Background

Hydro One Inc. is a wholly-owned subsidiary of Hydro One Limited. The Board, and the Human Resources Committee of the Board (the “HRC”), are comprised of the same directors as the board of directors and human resources committee of Hydro One Limited, respectively, and each of the boards and committees hold joint meetings. This allows them to make joint compensation decisions in respect of officers of both corporations and results in the same compensation practices applying to both corporations. As a result, employees of Hydro One Inc. and its subsidiaries participate in the compensation plans of Hydro One Limited. The President and Chief Executive Officer (“President and CEO”) and Chief Financial Officer (“CFO”) of Hydro One Inc. are also the President and Chief Executive Officer and Chief Financial Officer of Hydro One Limited, respectively. Although decisions may be made jointly, they do not result in duplicative compensation paid at both Hydro One Limited and Hydro One Inc. This Statement of Executive Compensation pertains to Hydro One Inc. although as noted above, the compensation practices described herein largely reflect the compensation practices of Hydro One Limited. References herein to “Hydro One” or the “Company” refer to Hydro One Inc. and its subsidiaries taken together as a whole. References to “Hydro One Inc.” refer to Hydro One Inc. only and references to “Hydro One Limited” refer to Hydro One Limited only. Capitalized terms used in this Schedule A and not herein defined have the meaning given to such terms in the annual information form to which this Schedule A is attached.

II. Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides information regarding Hydro One’s compensation practices, policies and plans. In particular, it includes disclosure about the President and CEO, the CFO, the three other most highly compensated executive officers who provided services to the Company during 2015 and the former Acting Chief Financial Officer of the Company (collectively, the “NEOs”):

Name	Title	Summary of Information
Mayo Schmidt	President and Chief Executive Officer	See Pages 57-58 and 62-63

Michael Vels	Chief Financial Officer	See Pages 58-59 and 62-63

Judy McKellar	Senior Vice President, People and Culture, Health, Safety and Environment of Hydro One Networks Inc.	See Pages 59 and 62-63

Carmine Marcello	Former President and Chief Executive Officer of Hydro One Inc.	See Pages 62-63

Sandy Struthers	Former Chief Operating Officer of Hydro One Inc.	See Pages 62-63

Ali Suleman	Vice President and Treasurer, former Acting Chief Financial Officer of Hydro One Inc.	See Pages 62-63

a. Overview of Key Compensation Changes in 2015 and 2016

In connection with Hydro One Limited’s transition to a publicly traded company, many changes have been made to Hydro One’s compensation structures. As a result, 2015 was a transitional year for Hydro One where elements of the previous compensation system that applied at Hydro One continued to apply to certain individuals, while new compensation arrangements were rolled out on a graduated basis for newly hired executives. Below are some highlights of changes implemented beginning in 2015 and continuing into 2016 that affect the executive officers and other employees of the Company. As of yet, not all of these changes have been introduced for all executives although the expectation is they will be introduced throughout 2016.

Base Pay	Revised base pay to be based on revised comparator groups of similarly-situated companies in order to reflect the appropriate base compensation for executives.

Short Term Incentive Plan	A revised performance-based short term incentive plan with new specific corporate performance measures was designed.

Long Term Incentive Plan	A new program to reward executives for long term performance was introduced at Hydro One Limited.

Defined Contribution Pension Plan	The defined benefit pension plan was closed to new non-union employees effective September 30, 2015 and was replaced with a defined contribution pension plan for such employees effective January 1, 2016. The President and CEO and the CFO and other new non-union employees who joined Hydro One since late 2015 participate only in the defined contribution pension plan.

Executive Share Ownership Requirements	To align the interests of employees with shareholders of Hydro One Limited, requirements were established for minimum levels of share ownership by key executives.

Employee Share Ownership Plans	To encourage employees to invest in Hydro One’s success and drive a culture of ownership and participation, an employee share ownership plan was introduced at Hydro One Limited for non-union employees.

Employee Share Grant Plans	Share grant plans for qualifying union-represented employees were introduced at Hydro One Limited, providing them with an increased aligned interest in the success of Hydro One.

b. New Compensation Program Guiding Principles

Hydro One’s new executive compensation strategy is to attract, retain, motivate and reward highly qualified executives with the skills necessary to grow its business and increase shareholder value while providing safe, reliable and affordable services to the Company’s customers. Hydro One’s new compensation program is designed with the following principles in mind:

Principle	Objective
Performance-oriented	To provide pay-for-performance and to align performance objectives to strategy and core values over the short- and long term horizon to reinforce our strategic business objectives and a performance-oriented culture.

Long term focus	To reward sustainable growth that supports long term value creation for shareholders and customers.

Market competitive	To attract and retain high performing employees with compensation targeted at or around the market median, but with pay outcomes that can pay above the median depending on performance.

Individual accountability	To foster a culture of individual ownership and accountability.

Balanced approach to risk	To support an appropriate level of risk taking that balances short- and long term company objectives.

Shared responsibility	To require employees to share responsibility for compensation risks and responsibilities.

Simple and integrated	To provide programs that are simple to understand and administer and will communicate the integrated value of monetary and non-monetary rewards.

These guiding principles are reflected in the compensation agreements of executive officers hired in 2015 (including the President and CEO and the CFO) and in the design of Hydro One’s compensation programs for 2016 and beyond.

c. Key Performance Measures

For 2016, Hydro One expects to use a mix of financial and non-financial performance measures to support its compensation guidelines and drive Company performance.

Key performance measures	How they are used in Hydro One’s executive compensation plans
Financial Measures

Net Income of Hydro One Limited	Short term incentive – to increase shareholder value of Hydro One Limited (and indirectly, Hydro One Inc.) by increasing earnings.

Three-year Average Earnings Per Share / Dividend Rate of Hydro One Limited	Long term incentive - Performance Share Units at Hydro One Limited (“PSUs”) – to encourage a sustained increase in shareholder value of Hydro One Limited (and indirectly, Hydro One Inc.) over a three-year period.

Key performance measures	How they are used in Hydro One’s executive compensation plans
Adjustment factor for PSUs – no PSUs will vest if the dividend rate of Hydro One Limited is reduced during the PSU vesting period.

Non-Financial Measures

Customer Satisfaction	Short term incentive – to align employees with customer interests.

Work Program Accomplishments	Short term incentive – to align employees with regulatory and customer goals.

Safety	Short term incentive – to reinforce the importance of keeping our employees and customers safe.

d. Compensation Risk Management

Hydro One’s new compensation program is structured to provide an appropriate balance of risk and reward consistent with the Company’s risk profile and to ensure that compensation practices do not encourage excessive risk-taking by executives. Such risk mitigation practices include the following:

Pay Mix

The variable component of Hydro One’s compensation program (which includes both short term and long term incentives at Hydro One Limited) represents a sufficient percentage of “at risk” compensation to motivate executives and other employees of the Company to focus on both short term and long term results and performance criteria.

All elements of compensation, together, ensure a balance in the mix of fixed and variable compensation, short term and long term incentives, cash versus equity, and performance-based versus time-based awards.

Capped Payouts	The maximum amount an executive can receive under the short term incentive plan is capped at not more than 200% of the target level. PSUs are also capped at 200% of target.

Effective Design of Long Term Incentive Mix

Long term incentives will vest over a three-year period, with both PSUs and Restricted Share Units of Hydro One Limited (“RSUs”) vesting at the end of the period.

An array of time-vesting and performance-vesting long term incentives and varied performance measures provide a balanced approach to driving performance, avoid undue risk-taking and align management with long term shareholder interests.

Clawbacks	Executives may be required to forfeit outstanding incentive awards and repay incentive compensation that has already been paid if, among other things, there is a material misstatement of Hydro One Limited’s or Hydro One Inc.’s financial results, an error in any financial or operating measure used to determine incentive compensation amounts or as may be required by applicable laws, stock exchange rules or other regulatory requirements.

This applies to cash bonuses, the value of options, RSUs, PSUs and other equity-based compensation awards, whether vested or unvested, including those which have been paid or settled.

Share Ownership Guidelines (concerning Hydro One Limited)	Executives are required to meet share ownership requirements through ownership of common shares of Hydro One Limited or equivalents and must maintain such ownership post-employment for 24 months (in the case of the President and CEO and CFO) or 12 months (in the case of other executives).

Anti-hedging	Executives are prohibited from hedging or otherwise undermining their alignment with shareholder interests of Hydro One Limited resulting from their holdings of common shares and equity compensation awards of Hydro One Limited.

e. Compensation Governance

The HRC is responsible for assisting the Board in fulfilling its oversight responsibilities relating to the compensation, and attraction and retention of key senior management. Details concerning the HRC, its mandate and its members, are as follows:

Members: Ian Bourne (Chair) Charles Brindamour Marcello (Marc) Caira Christie Clark Margaret (Marianne) Harris Jane Peverett Gale Rubenstein	The HRC must consist of at least three directors, all of whom are independent with the meaning of applicable Canadian securities laws.
Under its mandate, the HRC’s responsibilities include:
	•	reviewing the compensation, attraction and retention of key senior management
	•	reviewing and recommending to the board compensation payable, including appropriate performance incentives, to the President and CEO and certain designated employees
	•	reviewing the administration of employee compensation and incentive plans and programs and the Company’s pension plans
	•	implementing executive share ownership guidelines (as applicable), the anti-hedging policy and the compensation recoupment policy
	•	annually reviewing and recommending succession plans for the President and CEO and certain designated employees, and contingency preparedness plans
	•	monitoring, reviewing and recommending the Company’s labour relations strategy and collective bargaining mandates and agreements

The HRC’s responsibilities also include ensuring that the Company’s compensation programs are aligned with the Company’s strategic plans and risk profile, retaining appropriate compensation consultants and reviewing the Company’s succession planning and talent management processes for all non-union employees, assessing the integrity of the President and CEO and designated employees, and reviewing the Company’s workplace diversity and inclusion plans and the results of employees’ engagement evaluations.

All of the HRC members have gained relevant experience in human resources and compensation by serving as an executive officer (or equivalent) of a major organization and/or through prior service on the compensation committee of a stock exchange listed company or otherwise. Please refer to the annual information form to which this Schedule A is attached for biographical information concerning each member of the HRC. The table below also shows the experience of the current members in various relevant areas.

No. of HRC members with specific experience or expertise
Human resources experience (experience with benefit, pension and compensation programs (in particular, executive compensation))	7 of 7

Risk management experience (knowledge and experience with internal risk controls risk assessments and reporting as it pertains to executive compensation)	6 of 7

Executive leadership experience (experience as a senior executive/officer of a public company or major organization)	6 of 7

f. Compensation Consultant

In 2015, Hugessen Consulting Inc. (“Hugessen”), an independent consulting firm that provides advice to boards and compensation committees on executive compensation, was engaged to assist in the development of a new compensation structure for the Board (together with the board of Hydro One Limited), to review and make recommendations with respect to the development of a new compensation peer group in anticipation of leadership changes, conduct comparative analyses of compensation arrangements, provide advice on the new compensation structures and arrangements for the new President and CEO and the CFO, and more broadly provide advice on the development of the new compensation framework for Hydro One Limited (and its subsidiaries, including Hydro One Inc.) as a publicly traded company. In 2014, Hugessen was retained to provide advice to the former Corporate Governance and Human Resources Committee of Hydro One Inc. with respect to the approval of Hydro One Inc.’s performance scorecard for that year and the assessment of the year end scorecard results. All decisions and actions taken by the HRC and the Board have been taken based on numerous factors and circumstances which may, but do not, necessarily reflect the information or advice provided by Hugessen.

Hugessen’s fees incurred during 2015 and 2014 regarding services provided to Hydro One Inc. and Hydro One Limited are as follows:

Year	Executive Compensation Related Fees	All Other Fees
Year ended December 31, 2015	$316,739	$27,178	(1)
Year ended December 31, 2014	$33,845	nil

Notes:

(1)	Fees for consulting services related to director compensation for the Board.

g. Decision-Making Process to Determine Compensation

Hydro One’s compensation process involves management, the HRC, advice from third party advisors, and the Board for final approval. Joint meetings of the HRC and the Board are held with the human resources committee and the board of directors of Hydro One Limited, as applicable, to ensure compensation is arrived at on an entire entity basis. Significant work went into re-designing the compensation program in

2015 in order to reflect Hydro One Limited’s transition to a publicly traded company. Outlined below is a general overview of the process that the Company (together with Hydro One Limited) follows in determining compensation. References to actions being taken by the HRC and the Board are also taken simultaneously by the human resources committee and board of directors of Hydro One Limited, as applicable. For example, any long term incentive plan grants must be made by Hydro One Limited and not Hydro One Inc. and certain performance measures for awards (i.e., dividend rate) are only applicable to Hydro One Limited.

1. Design of the compensation program

Management designs the Hydro One compensation program.

Management presents their recommended compensation program to the HRC, which reviews the recommendations (with its independent advisor), and then provides the HRC’s recommendations to the Board for approval.

In 2015, Hydro One transitioned from a compensation program that was comprised solely of fixed pay (including benefits) and short term incentive pay and was previously subject to compensation restraint legislation to one that now includes a new long term incentive pay component, a more direct performance based short term incentive structure and reflects a relatively greater proportion of variable “at risk” compensation than before.

2. Choice of performance metrics and annual targets

Management prepares business performance metrics and weightings for the incentive plans, and suggests objectives for the Company (together with Hydro One Limited).

The HRC reviews the metrics and weightings proposed by management for the short term incentive plan and the long term incentive plan and may accept them or suggest modifications. Once the HRC has completed its review, it recommends the metrics to the Board for its approval.

Regarding the short term incentive plan, consistent with historical practice, at the beginning of each year, the President and CEO reviews and sets the annual deliverables that will be used to assess each senior executive’s individual performance, making sure these deliverables support Hydro One’s strategy. The President and CEO submits his own annual deliverables for consideration by the HRC.

With respect to the President and CEO, the HRC reviews and considers the performance metrics, may amend them, and then recommends them to the Board for approval. For the other senior executives, the HRC reviews and approves their annual individual performance metrics, with adjustments as appropriate.

3. Set targets for executive compensation

With assistance from its independent advisor, the HRC develops target compensation and recommends variable pay for the President and CEO and the CFO after reviewing the results of its benchmarking analysis (see pages 51-52 for information about our benchmarking analysis and compensation peer groups). For other executive officers, management develops target compensation and recommends variable pay after reviewing compensation for similar roles and responsibilities within the comparator peer groups. The peer groups used for benchmarking compensation will be reviewed annually by the HRC.

The HRC reviews the total target compensation packages for the senior executives in relation to the comparator peer groups, considers the President and CEO’s target compensation in relation to comparator peer groups, and obtains input from its independent advisor in respect of these compensation packages.

4. Assess company performance

Management assesses company performance against the performance measures approved by the Board and makes recommendations on the results of performance to the HRC.

The HRC reviews management’s recommendations, together with input from its independent advisor, considers whether adjustments are necessary or appropriate to reflect events occurring during the performance period that affect the applicable performance objective and recommends to the Board for approval the degree to which company performance measures for the incentive plans were met.

The Board reviews the recommendations of the HRC and approves the Company performance results for compensation purposes.

5. Assess individual performance

The President and CEO in reviewing the performance and compensation of his direct reports:

•	assesses senior management performance against their annual deliverables;

•	recommends their salary, short term incentive awards and long term incentive awards, taking into account past performance, future potential and market position; and

•	recommends their compensation for the year to the HRC.

The HRC completes an in-depth assessment of the President and CEO’s individual performance in leading the Company towards its corporate goals and executing against Hydro One’s long term strategy, including:

•	overall corporate performance;

•	implementation of the President and CEO’s strategies to increase shareholder value; and

•	achievement of the President and CEO’s annual deliverables.

6. Award compensation

The HRC reviews, finalizes and approves the performance awards of the President and CEO’s direct reports.

The HRC determines the President and CEO’s target and actual compensation, which it recommends to the Board for approval. The President and CEO is not involved in determining his own compensation. The HRC reviews the President and CEO’s self-assessment (and consults with its independent advisor) before making its recommendation to the board.

The HRC’s independent advisor, if required, may provide an analysis for the HRC to review when making its decisions about President and CEO compensation.

Following such review, the HRC recommends the compensation of the President and CEO to the Board for approval.

h. Compensation Structure

The following section discusses the compensation structure, programs and significant elements of compensation for the Company’s NEOs, namely, the President and CEO, the CFO, the three other most highly compensated executive officers and the former Acting Chief Financial Officer.

Benchmarking and Pay Positioning for President and CEO and the CFO

The compensation philosophy of the Company and Hydro One Limited is to provide total compensation opportunities that are competitive in the context of relevant peer groups for various management levels. For purposes of recruiting Hydro One’s new President and CEO and the CFO, the Company identified a primary reference group consisting of the four largest utilities listed on the TSX plus four other TSX listed companies within the broader energy industry of comparable size and scope of operations to Hydro One. These eight companies are listed in the following table:

Compensation Peer Group

Fortis Inc.	ATCO Inc.

Emera Incorporated	TransAlta Corp.

Pembina Pipeline Corporation	Keyera Corp.

AltaGas Ltd.	Inter Pipeline Ltd.

In selecting this group of peers, the Company considered scoping criteria that are reflective of the size, scale and complexity of Hydro One’s businesses, including revenue, assets, market capitalization and enterprise value. Companies were selected generally based on a range of approximately 0.5x to 2.0x Hydro One Limited’s (and indirectly, Hydro One Inc.’s) positioning on these metrics.

For additional context, the HRC also considered the 30 smallest companies (in terms of market capitalization as at May 1, 2015) of the S&P/TSX60 index, as Hydro One Limited (and indirectly, Hydro One Inc.) was of comparable size to such companies (the “Smaller Subgroup S&P/TSX60”). These 30 companies are listed in the following table:

Smaller Subgroup S&P/TSX60 Companies

Agnico Eagle Mines Limited	Encana Corporation	Penn West Petroleum Ltd.

ARC Resources Ltd.	Enerplus Corporation	Power Corporation of Canada

BlackBerry Limited	First Quantum Minerals Ltd.	Saputo Inc.

Bombardier Inc.	Fortis Inc.	Shaw Communications, Inc.

Cameco Corporation	George Weston Limited	Silver Wheaton Corp.

Canadian Oil Sands Limited	Gildan Activewear Inc.	SNC-Lavalin Group Inc.

Canadian Tire Corp. Ltd.	Kinross Gold Corporation	Talisman Energy Inc.

Cenovus Energy Inc.	Metro Inc.	Teck Resources Limited

CGI Group, Inc.	National Bank of Canada	TransAlta Corp.

Eldorado Gold Corporation	Pembina Pipeline Corporation	Yamana Gold, Inc.

The target total direct pay for 2016 for the new President and CEO and the CFO was set by the Board (together with the board of directors of Hydro One Limited), taking a range of factors into account, including the benchmarking results, and the fact that arrangements were agreed upon with each candidate in the context of a thorough executive search process with specific requirements for each role requiring a high level of skill and proven experience with large, complex publicly traded enterprises. Target total direct pay includes base salary, target short term incentive and target long term incentive. The target total direct pay for the President and CEO for 2016 is positioned close to the average of the four other large utilities (although Hydro One Limited (and indirectly, Hydro One Inc.) is the largest based on the various metrics noted above), and is in the bottom quartile of the Smaller Subgroup S&P/TSX60. Similarly, the target total direct pay for the CFO is in the bottom quartile of the Smaller Subgroup S&P/TSX60.

The target total direct pay for 2016 for each of these two executive officers is summarized in the table below.

	Base Salary	Target Short Term Incentive	Target Long Term Incentive	Target Total Direct Compensation
President and CEO	$850,000	$765,000	$2,380,000	$3,995,000

CFO	$500,000	$300,000	$700,000	$1,500,000

Components of Compensation

Under Hydro One’s new compensation structure, overall compensation includes base salary, annual short term incentives, long term incentives (at Hydro One Limited) and benefits. Realized compensation will be dependent on achieved Company and individual performance. While the human resources committee of Hydro One Limited has determined that, in 2016, only PSUs and RSUs will be awarded under the long term incentive plan of Hydro One Limited, Hydro One Limited has not yet made awards under the long term incentive plan. Awards under the short term incentive plan for the NEOs will be based on achievement of Company and individual goals and allocated 80% to Company goals and 20% to individual goals. Company goals may include goals for Hydro One Limited.

The table below describes the components of compensation for the Company’s President and CEO and the CFO for 2016. As described under “– 2015 Transitional Compensation Arrangements” below, for 2015 the President and CEO and the CFO were entitled to receive a cash payment equal to the sum of their annualized 2016 target short term incentive and annualized long term incentive pro-rated for the length of their service in 2015. Compensation for 2015 for the other NEOs, by contrast, does not include any long term incentive component and a substantially higher proportion of compensation is fixed as the new compensation system did not apply to them in 2015.

	Component	Form	Objectives
Fixed
	Base Salary	Cash	•	Attract and retain talent, as well as provide a predictable and steady income.

			•	Annual base salaries are based on job function, individual performance and experience and market competitiveness.

Pension

New defined contribution pension plan for President and CEO, CFO and new hires

Existing NEOs other than the President and CEO and the CFO continue to participate in the Hydro One defined benefit pension plan

			•	Provide market-competitive retirement arrangements to attract and retain talent, while moving toward more affordable pension plans.

	Benefits	Group health, life and disability benefits	•	All NEOs participate in benefit programs and flexible benefits plans available to all employees.

	Component	Form	Objectives
Variable
	Short Term Incentive	Cash (eligible executives can choose to receive some or all in the form of deferred share units (“management DSUs”) available under the management deferred share unit plan that has been adopted by Hydro One Limited)	•	Primarily motivate and reward achievement of annual business and financial performance objectives. In addition, a portion of annual incentives are tied to individual performance targets.

	Long Term Incentive	PSUs RSUs	•	Motivate and align executives with long term strategy and shareholders’ interests.

	Non-union employee share ownership plan	Market-purchased shares of Hydro One Limited acquired by payroll deduction with a 50% match	•	Encourage share ownership of Hydro One Limited and increase alignment with shareholder interests of Hydro One Limited (and indirectly, Hydro One Inc.).

About the Short Term Incentive Plan

Hydro One’s new short term incentive plan (“short term incentive plan” or “STIP”) for 2016 is designed to, among other things:

•	reward participants for achievement of annual Company and individual performance goals; and

•	focus on the drivers of value creation.

The Company’s short term incentive plan is available to all full time non-union employees, including executives. Company goals and performance may include goals and performance of Hydro One Limited. Provided below is a summary of the components of the short term incentive plan.

Component of the Short Term Incentive Plan	Impact on Award
How the award is determined

The amount of the award is a function of the executive’s incentive target, company performance and his or her individual performance.

For NEOs, weighting is 80% Company performance and 20% individual performance.

Company performance	Company performance is based on financial and non-financial measures as detailed starting on page 45.

Individual performance	Individual performance is assessed based on the achievement of Company aligned performance outcomes with a focus on delivering differentiated rewards to top performers.

Component of the Short Term Incentive Plan	Impact on Award
Range of awards	Awards may range from zero to 200% of target.

Human Resources Committee of Hydro One Limited and HRC/Board of Hydro One / Board Judgment	The HRC (together with human resources committee of Hydro One Limited) considers whether adjustments are necessary or appropriate to reflect events occurring during the performance period.

Payout	Cash or, at the option of an eligible executive, management DSUs. Management DSUs are fully vested and accrue dividend equivalents when dividends are paid on the common shares of Hydro One Limited and are redeemable for cash at the then prevailing market price of the common shares of Hydro One Limited upon settlement after the executive ceases to be employed.

Clawbacks	Amounts can be forfeited or clawed back under certain conditions

About the Long Term Incentive Plan

Hydro One Limited’s new long term incentive plan (“long term incentive plan” or “LTIP”) (in which employees of Hydro One Inc. are allowed to participate) is designed to, among other things:

•	reward executives for longer-term value creation

•	attract and retain talent

•	foster alignment with shareholder interests

The LTIP is available to employees of Hydro One Limited and its affiliates as determined by the human resources committee of Hydro One Limited. Non-employee directors are not eligible to participate. Awards under the LTIP are expected to be settled in newly issued common shares of Hydro One Limited. Provided below is a summary of the components of the LTIP as expected to be implemented by the human resources committee of Hydro One Limited in respect of specific grants under the LTIP in 2016.

Types of Awards

PSUs. A performance share unit is an award that entitles the participant to receive common share(s) of Hydro One Limited in the future subject to the achievement of specified performance criteria. Below the performance threshold, the participant will receive no common shares. At target performance, the participant will receive one common share. At maximum performance, the participant will receive two common shares.

RSUs. A restricted share unit is an award that entitles the participant to receive one common share of Hydro One Limited in the future, subject to continued employment during the vesting period.

While none of the following have been granted, the LTIP also contemplates the possibility of grants of options, share appreciation rights, restricted shares, deferred share units and other share based awards.

Vesting	Unless otherwise determined by the human resources committee of Hydro One Limited (with input from the HRC): RSUs: 100% on the third anniversary of the date of grant.

PSUs: 0-200% on the expiration of the applicable performance period (usually three years), subject to achieving, or not achieving, specified performance criteria as compared to targets.

Term	Three years.

Human Resources Committee of Hydro One Limited and HRC/Board of Hydro One Limited / Board Judgment	For PSUs, the human resources committee of Hydro One Limited (together with the HRC) considers whether adjustments are necessary or appropriate to reflect events occurring during the performance period.

Clawbacks	Amounts can be forfeited or clawed back under certain conditions.

Compensation Mix

Set out below is the compensation mix for 2016 total direct compensation at target for the President and CEO and the CFO. The short term incentive opportunity for each of them is generally aligned at or below the 50th percentile of the compensation peer groups.

Named Executive Officer		Base Salary	Short Term Incentive(1)	Long Term Incentive
				PSUs	RSUs
Mayo Schmidt, President and Chief Executive Officer	Target	$850,000	90% of base salary	140% of base salary	140% of base salary
	Percentage total direct compensation	21%	19%	30%	30%

Michael Vels, Chief Financial Officer	Target	$500,000	60% of base salary	70% of base salary	70% of base salary
	Percentage total direct compensation	33%	20%	23.5%	23.5%

Notes:

(1)	Each of the President and Chief Executive Officer and the CFO may elect to receive up to 100% of his annual incentive bonus as management DSUs.

i. 2015 Transitional Compensation Arrangements

Transitional Compensation Arrangements Affecting the President and CEO and the CFO

In the third quarter of 2015, Hydro One focused on recruitment of experienced senior executive leaders to lead the Company, and ultimately Hydro One Limited, through Hydro One Limited’s public offering, and formulate a strategy for future growth. It also recognized a need to implement a compensation system for incumbent non-union employees that is performance-based and reflects compensation systems appropriate for similarly-situated public companies.

A new President and CEO and a new CFO were hired in the third quarter of 2015 and their compensation arrangements reflect Hydro One’s new approach to executive compensation, subject to certain transitional arrangements in effect for 2015 in respect of each of them serving for a partial year in 2015 and pending adjustments to the Company’s compensation system which at the time had yet to be determined.

Pursuant to the terms of their employment arrangements, the President and CEO and the CFO are entitled to receive a cash payment equal to their 2016 target short term incentive payment pro-rated for the length of their service in 2015. No long term incentive awards were made in 2015. However, under their employment agreements, the President and CEO and the CFO were each entitled to receive a cash payment in lieu of a long term incentive award equal to their annualized 2016 target long term incentive award prorated for their respective length of service in 2015. Cash received in lieu of a long term incentive award for 2015 was paid in 2016. Each of the President and CEO and the CFO are required to purchase shares of Hydro One Limited on the open market at least equal to the after tax amount received from such payment in order to accelerate achievement of share ownership guidelines.

Transitional Compensation Arrangements Affecting other NEOs other than the President and CEO and the CFO

For several years Hydro One has applied compensation practices that were consistent with statutory compensation restraint measures imposed on designated executives. Effective June 4, 2015, such statutory compensation restraint measures ceased to apply to Hydro One. As the President and CEO and the CFO were retained after such date, their compensation arrangements reflect Hydro One’s new approach to executive compensation. However, for 2015, the other NEOs continued to be governed by Hydro One’s prior arrangements and practices. For 2016, executive officers are being transitioned to Hydro One’s (and Hydro One Limited’s) new compensation structures, subject to legacy arrangements, such as the defined benefit pension plan.

Compensation for 2015 for the NEOs, other than the President and CEO and the CFO, reflected consideration of a separate compensation peer group consisting of 30 Canadian-based entities (15 public sector and 15 private sector) that had been selected in 2014 based on criteria such as organizations with revenue of at least $1 billion, reporting in the heavy industrial sector, with a large unionized workforce, a pay-for-performance culture, and many engineering/technologist job positions.

These 30 companies are listed in the following table:

Public Sector	Private Sector
Atomic Energy of Canada Limited	ArcelorMittal Canada

Business Development Bank of Canada	Amec Americas Limited

Canada Mortgage and Housing Corporation	Barrick Gold Corporation

Canadian Standards Association/CSA Group	Bombardier Transportation Canada Inc.

Enersource Hydro Mississauga Inc.	Bruce Power LP

Farm Credit Canada	Canadian National Railway Company

Government of Ontario	Fortis Inc.

Hydro Ottawa Limited	FortisBC Energy Inc.

NB Power Holding Corporation	Glencore

Public Sector	Private Sector
Ontario Power Authority	Goldcorp Inc.

Ontario Power Generation	Newfoundland Power Inc.

Royal Canadian Mint	Siemens Canada Limited

SaskEnergy Incorporated	Suncor Energy Inc.

Sask Tel	Ultramar Ltée

Toronto Hydro	Vale Canada

Total: 15	Total: 15

For 2015, the NEOs other than the President and CEO and the CFO had a maximum allowable short term incentive calculated as a percentage of their salary. Also, such NEOs were not entitled to long term incentive compensation as Hydro One did not have a long term incentive compensation component in its compensation program for 2015.

j. 2015 Compensation Profiles

The 2015 compensation profiles for the President and CEO, the CFO and Senior Vice President, People and Culture, Health, Safety and Environment are presented below.

President and CEO

Mayo Schmidt is the President and CEO of both Hydro One Limited and Hydro One Inc. He was appointed President and CEO of Hydro One Limited on August 31, 2015 and President and CEO of Hydro One Inc. on September 3, 2015. Prior to joining Hydro One, Mr. Schmidt served as President, CEO and director at Viterra Inc., one of the largest shippers and integrated agriculture export firms in Canada and globally. During his tenure, Viterra grew to operate in 14 countries with industrial assets and a supply chain to 50 countries with 500+ assets and 17 ports. Mr. Schmidt is a director of Agrium Inc. and serves as the Chairman of the Corporate Governance and Nominating Committee and is a member of the Environment, Health, Safety & Security Committee. Mr. Schmidt has been recognized in the Financial Post’s Top 10 CEO Scorecard Rankings, as CEO of the Year by Canadian Business Magazine, as well as being awarded the Saskatchewan Centennial Medal.

As President and CEO, Mr. Schmidt is responsible for transformational leadership of Hydro One Limited and its subsidiaries (including Hydro One Inc.) from a corporation wholly-owned by the Province to a publicly-traded commercial enterprise that has: a strategy for growth; a strong customer-oriented business focus; operational leadership to improve performance, productivity, manage costs and enhance shareholder value; and a culture that prioritizes the well-being and safety of all Hydro One employees and the safety of the public Hydro One serves.

2015 Performance

Mr. Schmidt made significant contributions to the successful completion of Hydro One Limited’s initial public offering and immediately embarked on significant strategic and team leadership initiatives to accelerate the transformation to a publicly-traded commercial enterprise. In recognition of his contributions and consistent with the terms of his employment agreement, the Board approved his pro-rated short term and long term incentive plan awards for 2015 as set out below.

2015 Compensation

Salary	$281,154
Short term incentive	$253,038
Cash in lieu of long term incentive	$787,231
Total direct compensation	$1,321,423

2015 Annual Short Term Incentive

Consistent with the “2015 Transitional Compensation Arrangements” described above, for 2015, Mr. Schmidt received a cash payment equal to his annualized 2016 target short term incentive pro-rated for the length of his service in 2015.

2015 Long Term Incentive

As described under “2015 Transitional Compensation Arrangements” above, for 2015, Mr. Schmidt received a cash payment equal to his annualized 2016 target long term incentive pro-rated for the length of his service in 2015.

CFO

Michael Vels is the Chief Financial Officer of both Hydro One Limited and Hydro One Inc. He was appointed Chief Financial Officer of Hydro One Inc. on July 1, 2015 and of Hydro One Limited on August 31, 2015.

Before joining Hydro One, Mr. Vels was the Chief Financial Officer for Maple Leaf Foods Inc. Mr. Vels had over 20 years of experience with Maple Leaf Foods Inc. where he was responsible for leading organizational change, multiple capital market transactions, business acquisitions and divestitures, information technology transformations and restructurings. He also served on the board of directors of Maple Leaf Foods Inc.’s public traded subsidiary, Canada Bread Company, Limited. Mr. Vels led complex multi-divisional finance teams, information solutions and communications and investor relations functions and has considerable experience with mergers, acquisitions and divestitures.

As CFO, Mr. Vels is responsible for finance and treasury, regulatory, information technology, risk and pensions, and supporting the President and CEO and the board to achieve transformational change at Hydro One Limited and its subsidiaries (including Hydro One Inc.) and implement its strategic objectives.

2015 Performance

Upon taking on his role as CFO, Mr. Vels assumed leadership of the successful completion of the Hydro One Limited initial public offering. Mr. Vels instituted significant improvements in the quality of internal and board reporting, contributed to the establishment of new board mandates and compensation arrangements and supported the board and the President and CEO in positioning Hydro One Limited and its subsidiaries (including Hydro One Inc.) in its commercial environment. These recognized accomplishments supported the board determination of his short term and long term incentive awards noted below, which are also consistent with the terms of his employment agreement.

2015 Compensation

Salary	$253,846
Short term incentive	$152,308
Cash in lieu of long term incentive	$355,385
Total direct compensation	$761,539

2015 Annual Short Term Incentive

As described under “2015 Transitional Compensation Arrangements” above, for 2015, Mr. Vels received a cash payment equal to his annualized 2016 target short term incentive pro-rated for the length of his service in 2015.

2015 Long Term Incentive

As described under “2015 Transitional Compensation Arrangements” above, for 2015, Mr. Vels received a cash payment equal to his annualized 2016 target long term incentive pro-rated for the length of his service in 2015.

Senior Vice President, People and Culture, Health, Safety and Environment

Judy McKellar is the Senior Vice President, People and Culture, Health, Safety and Environment of Hydro One Networks Inc., a wholly-owned subsidiary of Hydro One Inc. She was appointed to this position on November 17, 2014.

Ms. McKellar has held various roles of increasing responsibility at Hydro One in the Human Resources department over her 30+ year career and was appointed VP of Human Resources in 2010. In 2014, she assumed the additional responsibility of Senior Vice President of People and Culture/Health, Safety and Environment and serves as the accountable executive for the Human Resources Committee of the Board of Directors.

Ms. McKellar is responsible for the development and implementation of integrated talent strategies, leadership development, employee experience, change management/organizational effectiveness, labour relations, total rewards and the company’s health, safety and environmental programs. In her role, she oversees Hydro One’s accelerated cultural transformation from the public to private sector and is implementing such change through effective people strategies and programs designed to align workforces to deliver business results in a safe and efficient manner.

2015 Performance

Ms. McKellar was an integral member of the Hydro One Limited initial public offering team with a particular focus on the redesign of the executive compensation program for both Hydro One Limited and Hydro One, which resulted in the closure of the defined benefit plan to new non-union entrants, created a defined contribution plan for new non-union employees, redesigned the short term incentive plan and introduced the LTIP, created the employee share ownership plan at Hydro One Limited and was the executive responsible for leading the human resources committee through the process of approving changes to the compensation design.

2015 Compensation

Salary	$250,000
Short term incentive	$120,000
Total direct compensation	$370,000

2015 Compensation

For 2015, Ms. McKellar was awarded a short term incentive payment of $120,000, representing 80% of her maximum eligible award.

As described in “Transitional Compensation Arrangements Affecting other NEOs other than the President and CEO and the CFO” starting at page 56, Ms. McKellar was entitled to receive up to a maximum allowable short term incentive fixed at 60% of her base salary and she was not eligible for any long term incentive compensation in 2015.

k. 2015 Performance Based Compensation Determination

This section details the 2015 performance based compensation determination for the following NEOs: Mr. Marcello, Mr. Struthers, Ms. McKellar and Mr. Suleman. In 2015, the Hydro One historical short term incentive plan was the sole mechanism used to drive performance for these NEOs. It provided an opportunity for participants, including the NEOs participating in the plan, to earn an annual cash incentive payment based on corporate and individual performance within a range expressed as a percentage of base pay.

For the year ended December 31, 2015, the potential award ranges for the NEOs were as follows: between 0% and 65% of base salary for Mr. Marcello, between 0% and 60% of base salary for each of Mr. Struthers and Ms. McKellar and between 0% and 40% of base salary for Mr. Suleman.

For 2015, there were two components to performance-based compensation for all non-union employees (including the NEOs other than the President and CEO and the CFO): fund determination and fund allocation.

•	Fund Determination: In 2015, the maximum percentage of funds available for allocation for all non-union employees (including the NEOs other than the President and CEO and the CFO) was set at 70% of the total potential payout. This determination was made by the HRC, and recommended to, and approved by, the Board, by measuring the Company’s performance at the end of the year against various corporate performance targets and measures set at the beginning of the year.

•

Fund Allocation: The fund is allocated among individual executives on the basis of individual performance. It is not an across the board allocation. NEOs are assessed against their performance based on objective and subjective assessments. The HRC approved the assessments and recommendations regarding each of the affected NEOs and recommended them for approval to the Board. No NEO or non-union employee can receive more than his or her maximum allowable short term incentive.

Performance for 2015 was measured using a balanced scorecard approach based on 13 performance measures and targets established at the beginning of 2015. The 2015 scorecard was not weighted. In assessing performance, the HRC exercised judgment in weighing the results for each measure and determining whether overall corporate performance, as reflected through scorecard performance and in consideration of other key accomplishments, was met.

The following table sets out Hydro One’s corporate performance measures for 2015. The Board determined that, with respect to the targets, Hydro One met or exceeded eight of the targets and five were not met.

Performance Measure	Actual*		Target
Recordable Rate (# of recordable injuries/illnesses per 200,000 hours worked)	1.7	*	1.7

Customer Satisfaction – Transmission (% satisfied)	79	*	78

Customer Satisfaction – Distribution (% satisfied)	85		86

Connection of New Services – Distribution (% completed in < 5 days)	96	*	95

Billing Success (%)	99.7	*	99.0

First Call Resolution (%)	82		83

Transmission Unit Costs (OM&A/Gross Fixed Assets) (%)	2.9		2.8

Distribution Unit Costs (OM&A/Gross Fixed Assets) (%)	5.4	*	5.4

Customer Interruption Duration – Transmission (all multi-circuits supplied delivery points; minutes per delivery point)	10.4		10.0

Customer Interruption Duration – Distribution (hours per customer)	7.6		7.1

Net Income After Tax ($M)(1)	702	*	695

In-Service Capital – Transmission (% of Plan)	105	*	95

In-Service Capital – Distribution (% of Plan)	116	*	95

Notes:

(1)	Refers to net income of Hydro One Inc.
*	Denotes targets met or exceeded.

Details respecting the performance of Ms. McKellar are set out above in her profile section under “2015 Compensation Profiles”. Details respecting the performance of each of Messrs. Marcello, Struthers and Suleman are set out below:

Carmine Marcello	Mr. Marcello is the former President and Chief Executive Officer of Hydro One Inc. Upon the appointment of Mr. Schmidt as President and CEO, Mr. Marcello assumed the role of Special Advisor to the President and CEO and the chair of the Board. For 2015, Mr. Marcello was awarded a short term incentive payment of $290,000, representing 85% of his maximum eligible award. In making its determination, the HRC and the Board recognized his significant contributions, leadership and support throughout the year, including the transitional support provided to the President and CEO and the Chair of the Board. In addition to the short term incentive payment above, Mr. Marcello was entitled to receive payment of a retention bonus on December 31, 2015 for an amount equivalent to 6-months of his base salary plus 50% of his short term incentive payment for 2014 with respect to his provision of continuity services to the President and CEO and to the chair of the Board. Mr. Marcello left the employment of Hydro One on January 1, 2016.

Sandy Struthers	Mr. Struthers is the former Chief Operating Officer and Executive Vice President, Strategic Planning, for Hydro One Inc. For 2015, Mr. Struthers was awarded a short term incentive payment of $195,750, representing 75% of his maximum eligible award. In making its determination, the HRC considered his key accomplishments over the year, which included: achieving in-service additions target for both transmission and distribution; improved safety performance with 10% fewer accidents; and timely storm restoration efforts throughout the year to restore power to a significant number of customers. Mr. Struthers left the employment of Hydro One on February 3, 2016.

Ali Suleman	Mr. Suleman is the Vice President and Treasurer of Hydro One Inc. and between November 2014 and July 2015 served as Acting Chief Financial Officer. For 2015, Mr. Suleman was awarded a short term incentive payment of $84,000 representing 86% of his maximum eligible award. Mr. Suleman’s award is in recognition of his significant contributions throughout the year in discharging his role as Acting Chief Financial Officer, including his leadership in the successful initial public offering of Hydro One Limited and all ancillary matters that flowed from it, particularly in his support role as Treasurer in which he finalized significant financing matters needed to successfully complete the initial public offering.

III. Compensation Details

Summary Compensation Table

The following table sets out the compensation paid by the Company to its NEOs for the years ended December, 31, 2015, December 31, 2014 and December 31, 2013, as applicable. As Mayo Schmidt and Michael Vels began employment at Hydro One in 2015, there is no prior year information for them.

					Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Salary(1) ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans ($)		Long- term incentive plans ($)	Pension value ($)		All other compensation(2) ($)		Total compensation ($)
Mayo Schmidt President and Chief Executive Officer	2015	281,154	0	0	253,038	(3)	0	0	(5)	825,187	(3)(5)	1,359,379

Michael Vels Chief Financial Officer	2015	253,846	0	0	152,308	(4)	0	0	(5)	389,654	(4)(5)	795,808

Judy McKellar Senior Vice President, People and Culture, Health, Safety and Environment of Hydro One Networks Inc.	2015	250,000	0	0	120,000		0	113,000	(6)	0		483,000
	2014	210,548	0	0	95,000		0	586,000		0		891,548
	2013	205,000	0	0	60,000		0	(135,000)		0		130,000

Carmine Marcello(8) Former President and Chief Executive Officer of Hydro One Inc.	2015	525,000	0	0	290,000		0	(57,000	)(6)	407,500	(7)	1,165,500
	2014	525,000	0	0	290,000		0	411,000		0		1,226,000
	2013	525,000	0	0	170,625		0	2,889,000		0		3,584,625

Sandy Struthers(9) Former Chief Operating Officer of Hydro One Inc.	2015	435,000	0	0	195,750		0	102,000	(6)	0		732,750
	2014	366,430	0	0	180,000		0	266,000		0		812,430

Ali Suleman Vice President and Treasurer, and former Acting Chief Financial Officer of Hydro One Inc.	2015	262,308	0	0	84,000		0	82,000	(6)	0		428,308
	2014	248,100	0	0	75,000		0	100,000		0		423,100
	2013	244,615	0	0	71,000		0	5,000		0		320,615

Notes:

(1)

Base salaries presented are actual amounts paid for fiscal 2015. For the President and CEO and the CFO, they represent pro-rated amounts of their respective annual base salaries of $850,000 and $500,000.

(2)	None of the NEOs are entitled to perquisites or other personal benefits which, in the aggregate, are worth more than $50,000 or 10% of their annualized base salary for 2015.
(3)

For 2015 only, in place of his long term incentive, Mr. Schmidt will receive a cash payment in respect of his target long term incentive award of 280% of base salary and a payment in respect of his target short term incentive award of 90% of base salary, in each case pro-rated from his September 3, 2015 start date.

(4)

For 2015 only, in place of his long term incentive, Mr. Vels will receive a cash payment in respect of his target long term incentive award of 140% of base salary and a payment in respect of his target short term incentive award of 60% of base salary, in each case pro-rated from his July 1, 2015 start date.

(5)

Messrs. Schmidt and Vels do not participate in the Hydro One defined benefit pension plan. As of December 31, 2015, the Hydro One defined contribution pension plan was not yet in place. In 2015, in lieu of the contribution to the Hydro One defined contribution pension plan, Messrs. Schmidt and Vels received a cash payment representing the contribution Hydro One would otherwise have made to the defined contribution plan. This cash payment was $37,956 for Mr. Schmidt and $34,269 for Mr. Vels and is included under “All other compensation”.

(6)

The pension value includes a combination of annual current service cost as well as the past service impact of other compensating amounts. The defined benefit pension plan provides a benefit, in respect of all years of service, which is based on each plan member’s highest average earnings at the time of his or her termination or retirement. The value of the increase or decrease in the present value of the defined benefit obligation is affected by differences between actual compensation for the year and the earnings increase assumptions for the year, assumed at the end of the prior year. When the actual earnings increase is not in line with the assumed level, it impacts the total defined benefit obligation in respect of past service. If the expected highest average earnings based on the most recent information is lower than the highest average earnings based on the prior year estimate, it results in a decrease in the defined benefit obligation. For Mr. Marcello, this has resulted in a negative pension value.

(7)

Mr. Marcello received payment of a retention bonus on December 31, 2015 for an amount equivalent to 6-months of his base salary, plus 50% of his short term incentive payment for 2014 with respect to his provision of continuity services to the President and CEO and to the Chair of the Board.

(8)

Mr. Marcello left the employment of Hydro One on January 1, 2016. Mr. Marcello acted as the Special Advisor to the President and CEO and Chair of the Board from September 3, 2015 until December 31, 2015.

(9)	Mr. Struthers left the employment of Hydro One on February 3, 2016.

Incentive Plan Awards – Value Vested or Earned during the Year

Name and Principal Position	Non-equity incentive plan compensation – value earned during the year ($)
Mayo Schmidt President and Chief Executive Officer	253,038

Michael Vels Chief Financial Officer	152,308

Judy McKellar Senior Vice President, People and Culture, Health, Safety and Environment of Hydro One Networks Inc.	120,000

Carmine Marcello Former President and Chief Executive Officer of Hydro One Inc.	290,000

Sandy Struthers Former Chief Operating Officer of Hydro One Inc.	195,750

Ali Suleman Vice President and Treasurer and former Acting Chief Financial Officer of Hydro One Inc.	84,000

Defined Benefit Registered Pension Plan

Hydro One Inc. established a contributory defined benefit registered pension plan (the “Hydro One Defined Benefit Pension Plan”) on December 31, 1999. Hydro One Inc. manages and invests the assets and liabilities of the pension fund as plan sponsor and administrator of the plan. The Company has closed participation in the Hydro One Defined Benefit Pension Plan to new non-union hires.

The current NEOs (other than the President and CEO and the CFO) participate in the Hydro One Defined Benefit Pension Plan. The benefits for these individuals are calculated in a manner consistent with all other Hydro One employees, as described below. It is intended that new externally hired executive officers of the Company will participate in the Company’s new defined contribution pension plan.

For each year of credited service under the Hydro One Defined Benefit Pension Plan, to a maximum of 35 years, the benefit provided for each of the employees who participate in the plan is equal to 2% of the member’s average base annual earnings during the 36 consecutive months (60 consecutive months for non-union employees hired on or after January 1, 2004) when his or her base annual earnings were highest. Base annual earnings consist of the member’s salary and 50% of his or her short term incentive.

The projected credited years of service that each applicable NEO will have if he or she works until the age of 65 is as follows: Carmine Marcello – 35 years, Sandy Struthers – 24 years, Judy McKellar – 35 years and Ali Suleman – 24.4 years. This pension is reduced by 0.625% of the member’s average base annual earnings up to the average year’s maximum pensionable earnings during the 36 consecutive months (60 consecutive months for non-union employees hired after January 1, 2004) when his or her base earnings were highest. The reduction is intended to offset Canada Pension Plan benefits.

The plan terms also include a bridge pension which is payable from the date of retirement to age 65 for all members except for non-union employees hired on or after January 1, 2004. The Hydro One Defined Benefit Pension Plan provides for early retirement with an unreduced pension at the earlier of age 65 and the attainment of years of age plus continuous employment totaling 82 or more (years of age plus credited service totaling 85 for non-union employees hired on or after January 1, 2004). A plan member who is not eligible for an unreduced pension can retire with a reduced pension any time after attaining age 55.

Pension benefits payable to pensioners, beneficiaries and terminated employees with deferred pensions are increased annually, effective January 1 of each year equal to 100% of the increase in the Ontario consumer price index for the 12 month period ending in June of the previous year (75% for non-union employees hired on or after January 1, 2004). The normal form of pension for a member who does not have a spouse at retirement is a pension payable for life and guaranteed for five years. The normal form of pension for a member who has a spouse at retirement is a pension payable for the life of the member, and continuing after the member’s death to his or her spouse at the rate of 66 2/3% of the amount the member was receiving.

Supplementary Pension Plan Benefits

The Hydro One Inc. supplementary pension plan (the “Hydro One Supplementary Pension Plan”) is designed to provide a retirement income that is consistent with the executive’s compensation and offset the limits under the Income Tax Act (Canada) on benefits payable under the Hydro One Defined Benefit Pension Plan. For example, in 2015, this limit on benefits would have affected members whose average annual earnings exceed approximately $158,000. Executives affected by such limits participate in an unregistered supplementary pension plan that provides benefits equal to the difference between the maximum pension benefits provided under the Income Tax Act (Canada) and the benefits determined in accordance with the formula set out in the Hydro One Defined Benefit Pension Plan. The Hydro One Supplementary Pension Plan is unfunded and the benefits from this plan are paid from general revenues. Hydro One’s obligations to participants under the supplementary pension plan are secured by a letter of credit. The amounts disclosed in the table below include the amounts payable from the supplementary pension plan.

The following table summarizes the pension information for the NEOs participating in the Hydro One Defined Benefit Pension Plan as at December 31, 2015:

		Annual benefits payable(2) ($)
	Number of years credited service(1)			Opening present value of defined benefit obligation ($)(3)	Compensatory Change(4) ($)		Non- Compensatory Change(7) ($)	Closing present value of defined benefit obligation(8) ($)
Named Executive Officer		At Dec 31/15	At age 65		Service Cost(5)	Other(6)
Carmine Marcello Former President and Chief Executive Officer of Hydro One Inc.	28.1	344,000	428,000	8,595,000	299,000	(356,000)	374,000	8,912,000

Sandy Struthers Former Chief Operating Officer of Hydro One Inc.	15.9	145,000	219,000	2,968,000	181,000	(79,000)	144,000	3,214,000

Judy McKellar Senior Vice President, People and Culture, Health, Safety and Environment of Hydro One Networks Inc.	33.5	164,000	172,000	4,009,000	105,000	8,000	184,000	4,306,000

Ali Suleman Vice President and Treasurer and former Acting Chief Financial Officer of Hydro One Inc.	20.8	112,000	132,000	2,453,000	106,000	(24,000)	122,000	2,657,000

Notes:

(1)	As at December 31, 2015.
(2)	For service up to December 31, 2015 and up to the normal retirement age of 65.
(3)

The opening present value of the defined benefit obligation is the value of the projected pension earned for service as of December 31, 2014. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2014 as disclosed in the notes to Hydro One Inc.’s 2014 consolidated financial statements, based on the actual earnings for 2014 and adjusted to reflect expected increases in pensionable earnings.

(4)

Reconciliation of the present value of the defined benefit obligation from December 31, 2014 to December 31, 2015. The present value of the defined benefit obligations reflects the impact of the annual bonus earned in the year even though it is paid in the following year.

(5)	Value of the projected pension earned for service in the current fiscal year (reduced by the NEO’s own contributions to the plan).
(6)

Value of the increase or decrease in the present value of the defined benefit obligation that relates to service prior to the current fiscal year due to the differences between actual compensation for the year and the earnings increase assumptions for the year, assumed at the end of the prior year. When the actual earnings increase is not in line with the assumed level, it impacts the total defined benefit obligation in respect of past service. If the expected highest average earnings based on the most recent information is lower than the highest average earnings based on the prior year estimate, it results in a decrease in the defined benefit obligation.

(7)

Value includes the impact of amounts attributable to interest accruing on the beginning-of-year obligation, changes in the actuarial assumptions, the NEO’s own contributions and any other experienced gains and losses.

(8)

The closing present value of the defined benefit obligation is the value of the projected pension earned for service to December 31, 2015. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2015 as disclosed in the notes to the Hydro One Inc.’s 2015 consolidated financial statements, based on the actual earnings for 2015 and adjusted to reflect expected increases in pensionable earnings.

The amounts above make no allowance for the different tax treatment of the portion of pension paid from the Supplementary Pension Plan. All amounts shown above are estimated based on assumptions and represent contractual entitlements that may change over time.

The method and assumptions used to determine estimated amounts will not be identical to the method and assumptions used by other issuers and, as a result, the figures may not be directly comparable to other issuers.

Defined Contribution Pension Plan

The President and CEO and the CFO participate in Hydro One’s new defined contribution pension plan (the “Hydro One Defined Contribution Pension Plan”). Hydro One’s Defined Contribution Pension Plan is designed to:

•	attract and retain employees;

•	result in lower and more stable cost over time compared to Hydro One’s Defined Benefit Pension Plan; and

•	promote sharing of retirement savings responsibility between Hydro One and its employees

A summary of the key terms of the Hydro One Defined Contribution Pension Plan is presented below:

Eligibility	All new non-union hires on or after September 30, 2015. The President and CEO and the CFO will also only participate in the Hydro One Defined Contribution Pension Plan.

Employee contribution	Mandatory contribution of a minimum of 4% of pensionable earnings and a maximum contribution of 6% of pensionable earnings, subject to the limit outlined under the “Supplemental plan” section below.

Employer match	Employee contribution is matched by the employer.

Pensionable earnings	Base salary plus actual short term incentive (but not exceeding 50% of base salary).

Supplemental plan	Once the total employee and employer contributions for the calendar year has reached the maximum contribution level permissible under a registered pension plan, as per the Income Tax Act (Canada), employee contributions cease. Employer matching contributions continue, with the after tax amount of such employer contributions made to a non-registered savings plan for the employee’s benefit.

Termination and Change of Control Benefits

Each of the NEOs is a party to an employment agreement with Hydro One governing the terms of their employment other than Ms. McKellar and Mr. Suleman. The following table sets out the entitlements of the President and CEO and the CFO under various termination scenarios:

Compensation element	Resignation	Retirement(1)	Termination without cause(2)	Termination following change in control(3)(4)	Termination with cause
Severance	None	None	2 × aggregate of base salary plus lower of (i) average annual bonus for the prior 3 years and (ii) target bonus for the year of termination	Same as termination without cause	None

Salary	Salary ends	Salary ends	Salary ends	Salary ends	Salary ends

Annual	Award forfeited	Award forfeited	Award forfeited	Award forfeited	Award forfeited

Compensation element	Resignation	Retirement(1)	Termination without cause(2)	Termination following change in control(3)(4)	Termination with cause
Incentive RSUs	Unvested units expire on date of resignation	Continue to vest according to schedule	Unvested units expire on date of termination	Continue to vest according to schedule but only if rolled over to acquiror	Award forfeited

PSUs	Unvested units expire on date of resignation	Continue to vest according to schedule	Unvested units expire on date of termination	Continue to vest according to schedule but only if rolled over to acquiror	Award forfeited

Pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension

Group health and welfare	Benefits end	Benefits end	Continue for up to 24 months	Continue for up to 24 months	Benefits end

Notes:

(1)

An executive is considered to have ‘retired’ if the executive has given six months (three months in the case of the CFO) prior notice with the approval of the board of Hydro One Limited, complies with such conditions as the board of Hydro One Limited may require in connection with its approval and as may be reasonably required to facilitate transitional matters and is paid no cash severance payment or retirement allowance or equivalent. If these criteria are not satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply.

(2)

Payment of such amounts are conditional upon delivery of a full and final release document to Hydro One Limited and compliance with post-employment covenants respecting any applicable non-competition, non-solicitation and non-disparagement and the maintaining the confidentiality of Hydro One’s confidential information.

(3)

Treatment only applies to termination by Hydro One Limited without cause or by the executive with good reason within 24 months following a change in control and only applies to awards made prior to the change in control. There is no entitlement to any benefit upon a change in control without a termination of employment. “Good reason” means a material change in title, responsibilities or authority or a material reduction in salary or in short term and long term incentive opportunity.

(4)	A ‘change in control’ will occur in the following circumstances:

•	more than 50% of the outstanding voting securities of Hydro One Limited are acquired;

•	all or substantially all of the assets of Hydro One Limited are sold, assigned or transferred other than to a wholly-owned subsidiary;

•	an acquisition of Hydro One Limited via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of the company; or

•	the board of directors of Hydro One Limited passes a resolution confirming that a change in control has occurred

As a result of limitations on the ownership of the company’s shares under the Electricity Act (Ontario), there would have to be an amendment to such statute for a change in control to occur.

With respect to Messrs. Marcello and Struthers, if their employment was terminated by Hydro One Inc. without cause on December 31, 2015, the following will apply:

•

Mr. Marcello was entitled to receive an amount equal to his base salary at the date of termination in equal monthly instalments for a period of 24 months and to receive benefits over the same period (including short term incentive plan payments equal to the average of the short term incentive plan payments paid over the three previous years, payable in monthly instalments). Mr. Marcello also continues to earn credited service under the Hydro One Defined Benefit Pension Plan during such 24-month period. Other benefits will continue until expiry of the severance period, except for disability insurance and accrual of vacation. On January 1, 2016, Mr. Marcello’s employment was terminated without cause and he is receiving amounts consistent with his entitlement.

•

Mr. Struthers was entitled to receive an amount equal to his base salary at the date of termination in equal monthly instalments for a period of 24 months and to receive benefits over the same period (including short term incentive plan payments equal to the average of the three previous short term incentive plan payments, payable in monthly instalments). Mr. Struthers would continue to earn credited service under the Hydro One Defined Benefit Pension Plan during such 24-month period. Continuation of benefits will also continue until expiry of the severance period, except for disability insurance and accrual of vacation. On February 3, 2016, Mr. Struthers’ employment was terminated without cause and he is receiving amounts consistent with his entitlement.

As Ms. McKellar and Mr. Suleman do not have an employment agreement outlining arrangements on termination, their entitlements would be determined in accordance with common law. Messrs. Schmidt, Vels, Marcello and Struthers are not eligible for incremental payments or benefits except in the event of a termination without cause and, in the case of Messrs. Schmidt and Vels, a termination of employment without cause or by the executive for good reason within 24 months following a change in control. The table below shows the incremental payments that would be made to the Company’s NEOs, if such events had occurred on December 31, 2015.

Name	Event	Severance(1)
Mayo Schmidt President and Chief Executive Officer	Termination without Cause	$3,230,000

Michael Vels Chief Financial Officer	Termination without Cause	$1,600,000

Carmine Marcello Former President and Chief Executive Officer	Termination without Cause	$1,461,083

Sandy Struthers Former Chief Operating Officer	Termination without Cause	$1,192,666

Notes:

(1)

In the case of the President and CEO and the CFO, severance payments are calculated based on annualized salary and the target short term incentive for fiscal 2015. For the other NEOs, severance reflects their entitlements as described above.

IV. Director Compensation

The by-laws of the Company provide that directors may receive such remuneration for their services as the Board may determine, together with reimbursement for all expenses incurred in fulfilment of their duties, including travel expenses.

Since August 31, 2015, Hydro One Inc.’s directors receive remuneration from Hydro One Limited, in respect of their service as members of the board of both corporations. Directors receive 50% of their annual director retainer as an equity component in the form of common shares or director deferred share units of Hydro One Limited (“director DSUs”). Following completion of its initial public offering, Hydro One Limited adopted a non-employee director deferred share unit plan providing for awards of director DSUs to Hydro One directors other than the President and CEO. A director DSU is an award that entitles the participant to receive an amount equivalent to the value of a common share at settlement following termination of service with Hydro One Limited and its subsidiaries. Director DSUs vest immediately and accrue dividend equivalents when dividends are paid on the common shares of Hydro One Limited. Directors may also elect to receive up to 100% of their compensation in director DSUs.

The chart below outlines Hydro One Limited’s current director compensation program, which covers compensation for the service by the directors on the Hydro One Inc. board.

Role	Cash Component	Equity Component	Total
Board chair	$130,000	$130,000	$260,000
All other directors	$80,000	$80,000	$160,000
Committee chair retainers	$20,000	—	$20,000
Board/Committee meeting attendance		No meeting fees

Directors also receive a reasonable per meeting allowance for travel to attend meetings in accordance with Company policy. No additional compensation is paid to the directors to prepare for Board or committee meetings.

The current director compensation program has applied to service on the Board since July 17, 2015 (since July 21, 2015 in the case of Mr. Denison) and has applied to service on the board of Hydro One Limited since August 31, 2015.

On July 17, 2015, when the Province was still the sole shareholder of Hydro One Inc., the Province passed a special resolution that: (i) increased the number of directors to be elected at each annual meeting of shareholders of Hydro One Inc. to 15; and (ii) elected 11 new directors and re-elected Mr. David Denison, Mr. Carmine Marcello, Mr. George Cooke and Ms. Gale Rubenstein to the new Board.

Ms. Sandra Pupatello, Ms. Kathryn Bouey, Ms. Sally Daub, Ms. Catherine Karakatsanis, Mr. William Limbrick, Mr. Tom Moss, Mr. Yezdi Pavri, Mr. John Wiersma and Ms. Carole Workman ceased to be directors of Hydro One Inc. on July 17, 2015 with the appointment of the new Board. Mr. Marcello served on the Board until September 3, 2015. Ms. Maureen Sabia served on the Board until March 3, 2015. Mr. Don MacKinnon served on the Board until May 26, 2015.

Two of the Company’s directors, Mr. Cooke and Ms. Rubenstein, served on the Board prior to July 17, 2015 and were entitled to director fees for such service from January 1, 2015 to July 16, 2015. Mr. Denison served as chair of the Board since April 16, 2015 and was entitled to Board chair fees for such service for the period from April 16, 2015 to July 20, 2015. During this period, Hydro One Inc. paid directors a retainer of $25,000 per annum, committee chairs an additional retainer of $3,000 per annum and directors were entitled to an additional $900 per meeting for participation in board and committee meetings. The President and CEO was not entitled to these fees. Directors who travelled large distances to attend board and committee meetings also received an allowance of $900 for each meeting or series of meetings. Directors were also reimbursed for travel and other expenses incurred for attendance at board and committee meetings.

Director Compensation (January 1, 2015 to July 16, 2015)

The following table provides a summary of the compensation earned by the former non-employee directors of the Company and its subsidiaries in 2015 who, unless otherwise noted below, served as directors for the period from January 1, 2015 until July 16, 2015 and who did not remain on the Board after such date.

Name	Fees Earned ($)(1)	All Other Compensation ($)(2)	Total ($)
Kathryn Bouey	31,312	—	31,312
Sally Daub	27,893	—	27,893
Catherine Karakatsanis	26,812	—	26,812
William Limbrick	29,693	—	29,693
Don MacKinnon(3)	22,823	—	22,823
Tom Moss	26,093	3,600	29,693
Yezdi Pavri	30,593	—	30,593
Sandra Pupatello (4)	56,240	—	56,240
Maureen Sabia(5)	9,578	—	9,578
John Wiersma	25,193	2,700	27,893
Carole Workman	26,993	3,600	30,593

Notes:

(1)	All amounts in this table are pre-tax. Amounts reported include the portion of the director’ board retainer, committee chair retainers and participation in board and committee meetings.
(2)	Amounts reported include the cumulative travel allowance for attendance at meetings.
(3)	Mr. MacKinnon served on the Board until May 26, 2015.
(4)

Prior to July 17, 2015, the Chair of the Board received annual remuneration of $150,000. Ms. Pupatello served as Chair of the Board until April 15, 2015 and as a director of Hydro One Inc. from April 16, 2015 to July 16, 2015. $49,038 of her fees earned reflect the pro rated remuneration Ms. Pupatello received for her services as the Chair of the Board in 2015 for the period from January 1, 2015 to April 15, 2015 and $7,201 of her fees earned reflect the pro rated remuneration Ms. Pupatello received for her services as a director for the period from April 16, 2015 to July 16, 2015.

(5)	Ms. Sabia served on the Board until March 3, 2015.

Director Compensation (Current Director Compensation Program)

The directors of the Company are also directors of Hydro One Limited. Since August 31, 2015, Hydro One Inc.’s directors received remuneration from Hydro One Limited, in respect of their service as members of the board of both corporations. Unless otherwise indicated, the following table provides a summary of the compensation paid by Hydro One Inc. and Hydro One Limited to each non-employee director of Hydro One Inc. since July 17, 2015 (since July 21, 2015 in the case of Mr. Denison), when the current director compensation program was implemented:

Name	Fees Earned ($)(1)	Share-Based Awards(2) ($)	All Other Compensation ($)	Total ($)
Ian Bourne	75,674	20,000	—	95,674
Charles Brindamour	53,043	20,000	—	73,043
Marcello (Marc) Caira	53,043	20,000	—	73,043

Name	Fees Earned ($)(1)	Share-Based Awards(2) ($)	All Other Compensation ($)		Total ($)
Christie Clark	53,043	20,000	—		73,043
George Cooke	53,043	20,000	32,212	(3)	105,256
David Denison	83,369	32,500	39,231	(4)	155,100
Margaret (Marianne) Harris	62,174	20,000	—		82,174
James Hinds	53,043	20,000	—		73,043
Kathryn Jackson	57,543	20,000	—		77,543
Roberta Jamieson	54,543	20,000	—		74,543
Frances Lankin	59,043	20,000	—		79,043
Philip Orsino	62,174	20,000	—		82,174
Jane Peverett	72,174	20,000	—		92,174
Gale Rubenstein	53,043	20,000	28,612	(5)	101,655

Notes:

(1)	All amounts in this table are pre-tax. Amounts reported include the portion of the director’ board retainer, committee chair retainer and travel fees payable in cash.
(2)	Amounts reported include the portion of the director’ board retainer payable in equity.
(3)	Mr. Cooke has served on the board of directors of Hydro One since January 26, 2010. He received fees of $32,212 for his service as a director of Hydro One from January 1, 2015 to July 16, 2015.
(4)	Mr. Denison served as Chair of the Board since April 16, 2015. He received fees of $39,231 for his services as the Chair of the Board from April 16, 2015 to July 20, 2015.
(5)	Ms. Rubenstein has served on the board of directors of Hydro One since March 30, 2007. She received fees of $28,612 for her service as a director of Hydro One from January 1, 2015 to July 16, 2015.

Directors’ Fees – Supplementary Information Table

Unless otherwise indicated, the following table provides a breakdown of the compensation paid to each director for service since July 17, 2015 (since July 21, 2015 in the case of Mr. Denison) when the current director compensation program was implemented, and shows the form of payment (cash or director DSU elections) after giving effect to individual elections to receive fees in director DSUs instead of cash:

	Total Compensation				Form of Payment(1)
Name	Board Retainer	Committee Chair Fees	Travel Fees	Total Fees	Received as Cash ($)	Value Received as Director DSUs ($)	Director DSU Component of Total Compensation (%)
Ian Bourne	73,043	9,131	13,500	95,674	73,174	22,500	24
Charles Brindamour	73,043	—	—	73,043	33,043	40,000	55
Marcello (Marc) Caira	73,043	—	—	73,043	33,043	40,000	55
Christie Clark	73,043	—	—	73,043	33,043	40,000	55
George Cooke(2)	73,043	—	—	73,043	33,043	40,000	55
David Denison(3)	115,869	—	—	115,869	50,869	65,000	56
Margaret (Marianne) Harris	73,043	9,131	—	82,174	37,174	45,000	55
James Hinds	73,043	—	—	73,0443	33,043	40,000	55
Kathryn Jackson	73,043	—	4,500	77,543	57,543	20,000	26
Roberta Jamieson	73,043	—	1,500	74,543	54,543	20,000	27
Frances Lankin	73,043	—	6,000	79,043	59,043	20,000	25
Philip Orsino	73,043	9,131	—	82,174	59,674	22,500	27
Jane Peverett	73,043	9,131	10,000	92,174	69,674	22,500	24
Gale Rubenstein(2)	73,043	—	—	73,043	53,043	20,000	27

Notes:

(1)

All amounts in this table are pre-tax. For 2015 only, directors were paid in cash with respect to all director compensation for the period from July 17, 2015 (July 21, 2015 in the case of Mr. Denison) to September 30, 2015.

(2)

Does not include fees received for service on the board of directors of Hydro One Inc. in 2015 prior to July 17, 2015. In 2015, Mr. Cooke and Ms. Rubenstein received cash fees of $32,212 and $28,612, respectively for such service.

(3)	Does not include fees received for service as chair of the board of directors of Hydro One Inc. in 2015 prior to July 21, 2015. In 2015, Mr. Denison received cash fees of $39,231 for such service.

Mr. Schmidt did not receive separate compensation serving on the board of directors of Hydro One Limited or Hydro One Inc. Similarly, Mr. Marcello did not receive separate compensation serving on the board of directors of Hydro One Inc. For details concerning Mr. Schmidt’s and Mr. Marcello’s compensation for service as executive officers of the Company, see above under “III. Compensation Details – Summary Compensation Table”.